  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1998.

                                                     REGISTRATION NO. 333-55733

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      ON
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   DELAWARE
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                     1389
             (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NO.)

                                  11-2908692
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)

                          5151 SAN FELIPE, SUITE 450
                             HOUSTON, TEXAS 77056
                                (713) 621-7911
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

           THOMAS L. EASLEY                            COPIES TO:
   VICE PRESIDENT & CHIEF FINANCIAL                   DALLAS PARKER
                OFFICER                       BROWN, PARKER & LEAHY, L.L.P.
   BOOTS & COOTS INTERNATIONAL WELL           1200 SMITH STREET, SUITE 3600
             CONTROL, INC.                        HOUSTON, TEXAS 77002
      5151 SAN FELIPE, SUITE 450                     (713) 654-8111
         HOUSTON, TEXAS 77056
            (713) 621-7911

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

  Approximate Date of Commencement of Proposed Sale to the Public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY THE SELLING SECURITY HOLDERS.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

                             CROSS-REFERENCE SHEET

  This cross-reference sheet is provided pursuant to Item 501(b) of Regulation S-K showing the location in the Prospectus of information required by Part I of Form S-3:

 FORM S-3 ITEM NUMBER AND CAPTION               LOCATION IN PROSPECTUS
 --------------------------------    -------------------------------------------
   1.  Forepart of the
       Registration Statement and
       Outside Front Cover Page of
       Prospectus.................   Front of Registration Statement and Outside
                                     Front Cover Page of Prospectus
   2.  Inside Front and Outside
       Back Cover Pages of
       Prospectus.................   Inside Front and Outside Back Cover Pages
                                     of Prospectus
   3.  Summary Information, Risk
       Factors and Ratio of
       Earnings to Fixed Charges..   Prospectus Summary; Risk Factors
   4.  Use of Proceeds............   Prospectus Summary; Use of Proceeds
   5.  Determination of Offering
       Price......................   Not applicable
   6.  Dilution...................   Not applicable
   7.  Selling Security Holders...   Selling Security Holders
   8.  Plan of Distribution.......   Outside Front Cover Page of Prospectus;
                                     Plan of Distribution
   9.  Description of Securities
       to be Registered...........   Outside Front Cover Page of Prospectus;
                                     Prospectus Summary; Description of
                                     Securities
  10.  Interests of Named Experts
       and Counsel................   Not Applicable
  11.  Information with Respect to
       the Registrant.............   Outside and Inside Front Cover Pages of
                                     Prospectus; Prospectus Summary; Risk
                                     Factors; Use of Proceeds; Dividend Policy;
                                     Business; Management's Discussion and
                                     Analysis of Financial Condition and Results
                                     of Operations; Management; Certain
                                     Transactions; Description of Securities;
                                     Shares Available for Future Sale; Transfer
                                     Agent
  12.  Disclosure of Commission
       Position on Indemnification
       for Securities Act
       Liabilities................   Management

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED DECEMBER 14, 1998.

PROSPECTUS

                                     [LOGO]

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

                     18,423,861 SHARES OF COMMON STOCK

  This Prospectus (the "Prospectus") relates to the registration by Boots & Coots International Well Control, Inc. (the "Company"), at its own expense for the account of the stockholders of the Company listed on Schedule A hereto (each, a "Selling Security Holder" and, collectively, the "Selling Security Holders"), of 18,423,861 shares (the "Shares") of the Company's common stock, $.00001 par value per share (the "Common Stock"), including 6,118,937 shares underlying warrants to purchase Common Stock. See "Description of Securities." The Selling Security Holders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on the American Stock Exchange ("AMEX") at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Security Holders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended (the "Securities Act"), and their commissions and discounts and other compensation may be regarded as underwriters' compensation. The period of distribution of the Shares may occur over an extended period of time, but will not in any event be longer than twelve months from the effective date of this Prospectus. The Selling Security Holders will pay agency or brokerage commissions incurred in the sale of the Shares. See "Plan of Distribution."

  The holders of an aggregate of 11,191,653 Shares offered hereby are subject to restrictions which limit such holders from selling more than fifty percent of the Shares owned by them pursuant to this Prospectus during the first three months after the effective date of the registration statement of which this Prospectus forms a part, and no more than twenty-five percent during the following three month period. At the expiration of six months from the effective date of the registration statement, such holders may sell their shares pursuant to this Prospectus without being subject to such restrictions. The holders of shares subject to the foregoing restrictions are not prohibited from selling shares pursuant to Rule 144 concurrently with any sale of their shares pursuant to this Prospectus and any sales pursuant to Rule 144 will not reduce the number of shares that may be sold by them pursuant to this Prospectus.

  The Company's Common Stock is traded on AMEX under the symbol "WEL". On December 10, 1998, the last sales price per share of Common Stock was $2.50.

  THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

  The sale of the Shares is not being underwritten in this offering and the Company will not receive any proceeds from the sale of the Shares. (See "Prospectus Summary--The Offering", "Use of Proceeds" and "Selling Security Holders"). The Shares being registered for the account of the Selling Security Holders may be sold by the Selling Security Holders or their transferees commencing on the date of this Prospectus. Sales of the Shares by the Selling Security Holders or their transferees may depress the price of the Common Stock on AMEX and in any other market that may develop therefor.

                  THE DATE OF THIS PROSPECTUS IS [     ], 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549, at prescribed rates. Also, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission.

  The Common Stock of the Company is traded on AMEX under the symbol "WEL". The Company's registration statements, reports, proxy and information statements, and other information may also be inspected at AMEX at 86 Trinity Place, New York, New York 10006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. This Prospectus is filed as a part of the Registration Statement and does not contain certain information set forth in or annexed as exhibits to the Registration Statement. Reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof, which may be inspected at the office of the Commission without charge, or copies thereof may be obtained therefrom upon payment of a fee prescribed by the Commission. Statements contained in this Prospectus regarding the contents of any contracts or other documents are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

    (1) the Company's Annual Report on Form 10-KSB, as amended, for the year ended June 30, 1997;

    (2) the Company's Form 8-K filed with the Commission on August 13, 1997;

    (3) the Company's Annual Report on Form 10-KSB, as amended, for the six-month transition period ended December 31, 1997;

    (4) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997;

    (5) all documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of the Shares, from the date of filing of such documents.

  Any statement contained in a previously filed document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any statement contained in a previously filed document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Where any document or part thereof is incorporated by reference into this Prospectus but not delivered herewith, the Company undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference into this Prospectus. Requests for copies should be directed to Thomas L. Easley, Vice President and Chief Financial Officer, Boots & Coots International Well Control, Inc., 5151 San Felipe, Suite 450, Houston, Texas 77056 (Telephone:
(713) 621-7911).

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    8
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Business..................................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Management................................................................   27
Selling Security Holders..................................................   32
Plan of Distribution......................................................   33
Certain Transactions......................................................   34
Description of Securities.................................................   35
Shares Available for Future Sale..........................................   42
Transfer Agent............................................................   43
Legal Matters.............................................................   43
Experts...................................................................   43
Schedule A--List of Selling Security Holders..............................  A-1

  NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE OFFERING OF THE SHARES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS CANNOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON.

                               PROSPECTUS SUMMARY

  The following summary is qualified by, and must be read in conjunction with, the more detailed information and financial statements and the notes thereto set forth elsewhere in or incorporated by reference into this Prospectus. As used herein, the "Company" refers to Boots & Coots International Well Control, Inc., together with its consolidated subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

  Boots & Coots International Well Control, Inc. (the "Company"), is a global-response oil and gas service company that specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires. In connection with such services, the Company has the capacity to supply the equipment, expertise and personnel necessary to contain the oil and hazardous materials spills and discharges associated with such oil and gas emergencies, to remediate affected sites and restore affected oil and gas wells to production. In addition to providing emergency response services, the Company provides snubbing and other non-critical well control services, including pre-event planning, training and consulting services. The Company also manufactures and markets oil and hazardous materials spill containment and recovery equipment and a varied line of industrial products for the oil and gas industry, including drilling rig brakes, controls and monitors; industrial and marine electrical AC generators; and marine thrusters and controls. In addition, the Company provides environmental remediation services to the petrochemical, chemical manufacturing and transportation industries, as well as to various state and federal agencies, and provides materials and equipment procurement, transportation and logistics services to the energy industry. See "Business."

  The Company's business was established by six former key employees of the Red Adair Company, an oil well firefighting and blowout control company that dominated the industry during the 1960's and 1970's. Those key employees resigned their positions with the Red Adair Company and, in June 1995, formed IWC Services, Inc. ("IWC Services"), a subsidiary of the Company, after Mr. Adair retired and sold his business to outsiders. In 1997, the Company acquired all of the operating assets of Boots & Coots, L.P. ("Boots & Coots"), a provider of oil and gas well firefighting and blowout control services, and hired the majority of Boots & Coots' senior well control specialists. The Company's current staff of well control specialists has a combined total of over 220 years' experience in blowout control and oil and gas well firefighting and an excellent safety record. Throughout their careers, these professionals have worked in nearly all of the major oil and gas producing regions in the world and have controlled more than 4,000 blowouts and well fires, including the 1963 Devil's Cigarette Lighter fire, the 1988 Piper-Alpha Platform disaster and the 1991 Burgan Field fires that were started by Iraqi troops during their retreat from Kuwait during the Gulf War. See "Business."

BACKGROUND AND RECENT DEVELOPMENTS

  The Company has undertaken a number of initiatives to respond to ongoing changes in the oil and gas well firefighting and blowout control business and to expand the scope of services it offers, including: (i) in September 1995, the Company entered into a global strategic alliance with Halliburton Energy Services, a division of Halliburton Company ("Halliburton"); (ii) in 1995 the Company began offering consulting services to oil and gas producers and well operators, including training, contingency planning, safety inspections and emergency response drills; (iii) in December 1996, the Company entered into an agreement with a consortium of oil producers to establish and maintain an industry supported "Emergency Response Center" on the North Slope of Alaska and in connection therewith, the Company has sold to such producers the equipment required to respond to a well blowout or fire and agreed to maintain the equipment and to conduct on-site safety inspections and emergency response drills; (iv) on July 31, 1997, the Company completed the purchase of the operating assets of Boots & Coots, L.P., one of its principal oil and gas well firefighting competitors, including all of the capital stock of its subsidiaries, Boots & Coots Overseas, Ltd. and Boots & Coots de Venezuela, S.A. (hereinafter collectively referred to as "Boots & Coots"), (v) on September 25, 1997, the Company completed the purchase of all of the outstanding capital stock of Abasco, Inc. ("Abasco"), a manufacturer of oil containment booms, mops and other oilfield emergency equipment and products, (vi) on January 2, 1998, the Company purchased all of the outstanding capital stock of ITS Supply
Corporation ("ITS"), formerly the supply and logistics division of International Tool & Supply Company, Inc., (vii) on February 6, 1998, the Company announced the formation of an alliance with Global Special Risks, Inc. ("Global Special Risks"), pursuant to which Global Special Risks, a managing general insurance agent located in Houston, Texas, and New Orleans, Louisiana, offers traditional well and blowout insurance combined with the Company's post-event response and pre-event planning and preventative services through programs known as "WELLSURE"(SM) and "WELLSURE PLUS"(SM), (viii) on February 20, 1998, the Company completed the acquisition of all of the outstanding capital stock of Code 3, Inc. (now known as "Boots & Coots Special Services, Inc."), an emergency response hazardous materials and oil spill containment and remediation company ("B & C Special Services"), (ix) on July 23, 1998, the Company completed the acquisition of all of the capital stock of Elmagco, Inc., d/b/a Baylor Company ("Baylor"), a manufacturer of an extensive line of industrial and oil and gas services equipment, (x) on November 10, 1998, the Company completed the acquisition of HAZ-TECH Environmental Services, Inc. ("Haz-Tech"), an emergency prevention and response services company operating in Texas, Louisiana, Oklahoma and Arkansas, and (xi) on November 5, 1998, the Company announced that it had executed a letter of intent to acquire the Alert Disaster Control Group ("Alert"), a group of privately-held companies headquartered in Singapore that provide emergency response and preventative safety services throughout the world, with a particular focus within regions of Africa, the Middle East and Asia/Pacific. The Company believes that these initiatives, along with other components of the Company's business strategy, will strengthen the Company's competitive position in the worldwide oil, gas and petrochemical emergency response business while expanding its operations into complementary businesses. See "Business."

HALLIBURTON ALLIANCE

  In response to changes in the emergency response segment of the oil field services industry, the Company has, among other things, entered into a global strategic alliance with Halliburton, a leader in the pumping, cementing, snubbing, production enhancement, coiled tubing and related services segment of the oil field services industry. The alliance between the Company and Halliburton (the "Halliburton Alliance"), which is called "WELLCALL"(SM), draws on the expertise and abilities of both companies to offer an integrated well control solution for oil and gas producers worldwide. The Halliburton Alliance provides a complete range of well control services including pre-event troubleshooting and contingency planning, snubbing, pumping, blowout control, debris removal, firefighting, relief and directional well planning, and other specialized services. As a result of the Halliburton Alliance, the Company is directly involved in all Halliburton well control projects that require firefighting expertise. Halliburton is a primary service vendor to the Company and the Company has exclusive rights to use certain tools and technologies developed by Halliburton.

  A component of the Company's business strategy is to pre-position in selected geographic locations throughout the world complete complements of specialty firefighting equipment and ancillary tools and equipment ("Emergency Response Center") as warranted to support its firefighting operations. The Company currently has Emergency Response Centers in Houston, Texas, Duncan, Oklahoma, Anaco, Venezuela and maintains an industry supported Emergency Response Center on the North Slope of Alaska. The Company believes that a majority of future Emergency Response Centers will be established at existing Halliburton facilities. It is also expected that the maintenance of the Emergency Response Center equipment and the initial mobilization of emergency response teams from such Emergency Response Centers will be handled by Halliburton employees who have been specially trained by the Company to act as "First Responders." The Halliburton Alliance also gives the Company direct access to the administrative and logistical support of Halliburton's credit department and global communications and currency management systems. This access is expected to improve the administrative efficiency of the Company's international operations. Management of the Company believes that the Halliburton Alliance provides a distinct strategic marketing advantage over certain competitors.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including, without limitation, statements regarding the Company's financial position, business strategy, budgets, and plans and objectives of management for future operations are forward-looking statements. In addition, the words "anticipate," "estimate," "except," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus and the documents incorporated by reference herein. All written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OFFICES

  The Company's principal executive office is located at 5151 San Felipe, Suite 450, Houston, Texas, 77056 (Telephone: (713) 621-7911).

                                  THE OFFERING

Securities Offered.....       18,423,861 shares of Common Stock of the Company,
                              including 6,118,937 shares underlying warrants to purchase Common Stock. See "Description of
                              Securities."

Securities Registered for
 the Selling Security
 Holders....................  All of the shares of Common Stock being registered hereby are being registered for the account of the stockholders of the Company listed on Schedule A hereto (each a "Selling Security Holder" and, collectively, the "Selling Security Holders.") The Selling Security Holders' Shares are being registered for resale only, and the Company will not receive any of the proceeds from any sales of such Shares by the Selling Security Holders. See "Use of Proceeds"


Common Stock
 Outstanding(1).............  32,927,232 shares

Use of Proceeds.............  All of the Shares offered hereby are being registered for the account of the Selling
                              Security Holders for resale only, and the Company will not receive any of the proceeds from any sales of such Shares by the Selling Security Holders. See "Use of Proceeds."
--------

(1) None of the Shares being offered hereby will be newly-issued shares; rather, the Shares are being registered for the account of the Selling Security Holders and are already outstanding. Therefore, the number of shares of the Company's Common Stock outstanding both prior to and after the Offering will be the same. This number does not take into account outstanding options and warrants to purchase an aggregate of 7,430,937 shares of Common Stock.

  SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                 RISK FACTORS

  The Shares of Common Stock offered hereby involve a high degree of risk, including, but not limited to, the risk factors described below. Prospective purchasers should carefully consider the following risk factors, together with all other information set forth in this Prospectus, prior to making a decision to purchase any of the shares of Common Stock offered hereby.

BUSINESS RISKS

  Need for Additional Capital. The oil and gas services industry is capital intensive and limited financial resources have impeded the Company's growth in the past. The Company's business strategy anticipates acquisitions of complementary businesses, which will require significant additional capital.

  On July 23, 1998, the Company completed a $45 million private placement to The Prudential Insurance Company of America ("Prudential") consisting of $15,000,000 of Senior Secured Notes due January 23, 1999 (the "Prudential Senior Notes") and $30,000,000 of 11.28% Senior Subordinated Notes due July 23, 2006 (the "Prudential Subordinated Notes"), the proceeds of which were used to fund the acquisition of Baylor, repay $5,000,000 in bridge financing provided through Prudential Securities Credit Corporation on July 6, 1998 and to provide working capital.

  On October 28, 1998, the Company entered into a Loan Agreement with Comerica Bank Texas ("Comerica"), as agent and lender, providing for a $25,000,000 revolving loan facility (the "Loan Agreement"), subject to a borrowing base determination. The Company used $15,457,995 of the initial draw of $20,000,000 from the Comerica loan facility to repay the Prudential Senior Notes which had provided interim working capital. The balance of funds from the initial Comerica loan draw was added to working capital.

  Substantially all of the Company's assets have been pledged to secure the Comerica loan facility. The Company anticipates that the proceeds from the Comerica loan facility, the Prudential Subordinated Notes and earnings from operations will be sufficient to fund the Company's current operations for the foreseeable future, however additional funds will be required to finance the Company's planned growth. The Company is exploring financing alternatives including a private placement of preferred stock to serve as a lower coupon cost replacement for the Company's 10% Junior Redeemable Convertible Preferred Stock; and, an acquisition credit facility to provide interim financing for future acquisitions. Although these financing initiatives are not yet completed, management believes such actions, together with cash flows from operations, will provide adequate funding for the Company's business plan.

  If the Company is unable to obtain adequate financing to meet its capital requirements, it may be forced to curtail its plans for expansion and finance its business plan with only such internally generated funds as may then be available.

  Risks Related to the Company's Acquisition Strategy; History of Losses; Uncertainty of Future Profitability. A primary component of the Company's business strategy is to increase the size and scope of the Company's business operations through acquisitions of complementary businesses. Since mid-1997, the Company has been engaged in an aggressive acquisition program--having acquired the business operations of Boots & Coots, Abasco, ITS, B & C Special Services, Baylor and Haz-Tech. The Company has announced its intention to acquire Alert and anticipates that acquisitions will continue to play an important role in its growth for the foreseeable future. There can be no assurance, however, that the Company will be able to identify and acquire additional companies. In connection with the acquisitions of Boots & Coots, Abasco, ITS, B & C Special Services, Baylor and Haz-Tech, a primary acquisition evaluation criteria was that each company was profitable and possessed seasoned and capable management. The Company has retained such management and the key employees of the acquired businesses in their previous roles. However, in certain instances the acquired companies have only recently achieved profitability and there can be no assurance that the Company will be able to profitably manage the companies that it has acquired or that it may acquire in the future, or that the Company will successfully integrate such companies with its existing operations without substantial costs, delays or other problems. Further, there can be no assurance that such acquired companies will achieve sales and profitability that justify the Company's investment in them.

  Acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results, diversion of management's attention from the Company's on-going operations, dependence on retention, hiring and training of key personnel, unanticipated problems related to the acquired businesses or resulting from the acquisition, legal liabilities associated with the acquired businesses and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. Further, future acquisitions could place a significant strain on the Company's managerial, administrative, operational and financial resources and increased demands on its systems and controls. To manage growth effectively, the Company will need to expand and improve its operational, management and financial systems and controls. Although the Company has sought to acquire well-managed businesses and has entered into employment agreements to retain key management personnel, if the Company's management is unable to manage the Company's expansion effectively, the Company's business, results of operations and financial condition could be materially adversely affected.

  Volatility of Revenues. The Company's well control business revenues, which accounted for approximately 82% of its revenues for the six month period ended December 31, 1997, and 16% of its revenues for the nine months ended September 30, 1998, are dependent, to a significant extent, on the global market for oil and gas well firefighting and blowout control services, which market is highly volatile due to factors beyond the control of the Company. While the demand for firefighting and blowout control services ordinarily follows predictable trends in the oil and gas industry, extraordinary events such as the Bay Marchand and Piper Alpha disasters can be expected to occur only every four to six years. Wars, acts of terrorism and other unpredictable factors may increase the need for oil and gas well firefighting and blowout control services from time to time. The Company's well control business revenues are also dependent on natural gas and oil well drilling and development activities, which are dependent on natural gas and oil prices. The level of such activity has traditionally been volatile as a result of fluctuations in natural gas and oil prices. Prolonged reductions in natural gas or oil prices may depress drilling and development activity, reduce the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. The Company's historical revenue levels are therefore not necessarily indicative of the Company's future revenue levels. While the Company believes that its acquisitions of Boots & Coots, Abasco, ITS, B & C Special Services, Baylor and Haz-Tech and anticipated revenues from the WELLSURE(SM) program and from the Company's consulting, well plugging and abandonment, training and industrial and marine firefighting services will help to provide an expanded and predictable revenue and earnings base in the future, there can be no assurance that the Company will be successful in further developing these acquired businesses and added services. Accordingly, the Company expects that its revenues and operating performance may vary considerably from year to year for the foreseeable future.

  Operating Hazards; Liability Insurance Coverage; Litigation. The Company's operations involve ultra-hazardous activities that present an extraordinarily high degree of risk. Such operations are subject to accidents resulting in personal injury and the loss of life or property, environmental mishaps and mechanical failures, and litigation arising from such events may result in the Company being named a defendant in lawsuits asserting large claims. The Company may be held liable in certain circumstances, including if it fails to exercise reasonable care in connection with its activities, and it may also be liable for injuries to its agents, employees and contractors who are acting within the course and scope of their duties. The Company and its subsidiaries presently maintain liability insurance coverage with aggregate policy limits which are believed to be adequate for their respective operations. However, it is generally considered economically unfeasible in the oil and gas service industry to maintain insurance sufficient to cover large claims. Accordingly, there can be no assurance that the Company's insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. No assurance can be given that the Company will not be subject to future claims in excess of the amount of insurance coverage which the Company deems appropriate and feasible to maintain.

  Reliance Upon Officers, Directors and Key Employees. The Company's emergency response services require highly specialized skills. Because of the unique nature of the industry and the small number of persons who possess the requisite skills and experience, the Company is highly dependent upon the personal efforts and abilities of its officers, directors and key employees. In seeking qualified personnel, the Company will be required to compete with companies having greater financial and other resources than the Company. Since the future success of the Company will be dependent upon its ability to attract and retain qualified personnel, the inability to do so, or the loss of personnel, could have a material adverse impact on the Company's business. The Company is considering obtaining key man insurance on a selected basis to partially offset the risk of loss of personnel, but it does not currently maintain any such insurance and there can be no assurance that it will be obtained or will be available at a reasonable cost or at all.

  Control of the Company by Significant Stockholders. The Company's current officers and directors own beneficially, on a combined basis, 9,361,477 shares of Common Stock, including currently exercisable options to purchase Common Stock. The shares of Common Stock owned by the Company's current officers and directors represent, in the aggregate, approximately 28% of the issued and outstanding Common Stock (without taking into account the potential conversion of the Redeemable Stock into shares of Common Stock or the potential issuance of additional shares of Common Stock upon the exercise of options or warrants). As a result, the current officers and directors of the Company collectively have significant and perhaps controlling influence in the election of the Company's Board of Directors and with respect to the determination and authorization of corporate actions for an indefinite period of time. Further, in May 1995, Brian Krause, the Company's President, Raymond Henry, the Company's Director of Well Control Operations, Richard Hatteberg, the Company's Senior Vice President, Well Control, and Danny Clayton, the President of IWC de Venezuela, entered into a Voting Trust Agreement that gives Larry H. Ramming, the Company's Chairman and Chief Executive Officer, and Mr. Henry, as co-trustees, the absolute right to vote all shares of Common Stock now owned or hereafter acquired by Messrs. Krause, Henry, Hatteberg and Clayton during the five-year period ending December 31, 2000 (the "Voting Trust Agreement"). In the event that Messrs. Ramming and Henry are unable to reach an agreement respecting the voting of such shares, the Voting Trust Agreement designates Charles T. Phillips, attorney at law, as the tiebreaker. The Voting Agreement provides that twenty percent of the shares subject to such agreement are eligible for release therefrom on each one year anniversary date of the Voting Trust Agreement upon the written request of the party owning such shares. Currently, 2,760,000 shares (representing 8.5% of the Company's outstanding Common Stock) are subject to the Voting Trust Agreement.

  Halliburton Alliance. The agreement documenting the WELLCALL(SM) alliance between the Company and Halliburton (the "Alliance Agreement") provides that it will remain in effect for an indefinite period of time, and may be terminated prior to September 15, 2000, only for cause, or by mutual agreement between the parties. Under the Alliance Agreement, cause for termination is limited to (i) a fundamental breach of the Alliance Agreement, (ii) a change in the business circumstances of either party, (iii) the failure of the Alliance to generate economically viable business, or (iv) the failure of either party to engage in good faith dealing. Since certain of the enumerated causes for termination of the Alliance Agreement are broadly defined and the Alliance Agreement does not provide for specific performance as a remedy, it is possible that Halliburton could terminate the Alliance Agreement and enter into an agreement or agreements with one or more of the Company's competitors or establish one or more lines of business that are directly competitive with the business of the Company. While the Company considers its relationship with Halliburton to be good and believes there currently exists no basis for termination, there can be no assurance that the Alliance Agreement will not be terminated by Halliburton. The termination of the Alliance Agreement could have a material adverse effect on the Company's future operating performance.

  Competition. The emergency response segment of the oil and gas services business is a rapidly evolving field in which developments are expected to continue at a rapid pace. The Company believes that the Halliburton Alliance, the WELLSURE(SM) program, and its recent acquisitions of Boots & Coots, Abasco, ITS, B & C Special Services, Baylor and Haz-Tech and the pending acquisition of Alert strengthen its competitive position in the industry by expanding the scope of services that the Company offers to its customers. However, the Company's ability to compete depends upon, among other factors, retaining experienced personnel, increasing industry awareness of the variety of services the Company offers, expanding the Company's network of Emergency Response Centers, and further expanding the breadth of its available services. Competition from other emergency response companies, some of which may have greater financial resources than the Company, is intense and is expected to increase as the industry undergoes additional anticipated change. The Company's competitors may also succeed in developing new techniques, products and services that are more effective than any that have been or are being developed by the Company or that render the Company's techniques, products and services obsolete or noncompetitive. The Company's competitors may also succeed in obtaining patent protection or other intellectual property rights that might hinder the Company's ability to develop, produce or sell competitive products or the specialized equipment used in its business.

  Contractual Obligations to Customers; Indemnification. The Company customarily enters into service contracts with its customers which frequently contain provisions that hold the Company liable for various losses or liabilities incurred by the customer in connection with the activities of the Company, including, without limitation, losses and liabilities relating to claims by third parties, damage to property, violation of governmental laws, regulations or orders, injury or death to persons, and pollution or contamination caused by substances in the Company's possession or control. The Company may be responsible for any such losses or liabilities caused by contractors retained by the Company in connection with the provision of its services. In addition, such contracts generally require the Company, its employees, agents and contractors to comply with all applicable laws, rules and regulations (which may include the laws, rules and regulations of various foreign jurisdictions) and to provide sufficient training and educational programs to such persons in order to enable them to comply with applicable laws, rules and regulations. Consequently, the Company may be exposed to substantial liabilities in connection with its services. In the case of emergency response services, the Company frequently enters into agreements with customers which limit the Company's exposure to liability and/or require the customer to indemnify the Company for losses or liabilities incurred by the Company in connection with such services, except in the case of gross negligence or willful misconduct by the Company. There can be no assurance, however, that such contractual provisions limiting the liability of the Company will be enforceable in whole or in part under applicable law.

  Governmental Regulation. Extensive federal, state and local laws and regulations relating to health and environmental quality in the United States, as well as environmental laws and regulations of other countries in which the Company operates, may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality and provide for penalties and other liabilities for the violation of such standards. However, many jurisdictions have passed legislation that exempts emergency response service companies, such as the Company, from compliance with certain of these laws and regulations. In certain instances, such legislation may also limit the potential liability of the Company to third parties from its emergency response services. However, under federal law and certain state laws, the Company would nonetheless remain liable for its own negligence or misconduct or for warranty claims (such as under customer contracts described above). Although the Company has not been subjected to any fines or penalties for the violation of governmental or environmental regulations, liability resulting from the violation of any of these laws or regulations could have a material adverse effect on the Company and its financial condition. Moreover, the Company cannot predict the effects on its business of environmental legislation or regulations that may be enacted in the future or how existing or future laws or regulations will be administered or enforced. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. There can be no assurance that the Company will, in the future, be successful in obtaining all permits, licenses and certificates necessary to the conduct of its business.

OFFERING RISKS

  Limited Trading Volume and Securities Market Factors. There is a limited public market for the Common Stock, with daily trading volumes averaging approximately 44,000 shares. Trading volumes have increased substantially since January 30, 1998, when the Common Stock began trading on AMEX. Prior to such date, the

Common Stock was traded on the NASD's Over-the-Counter Electronic Bulletin Board under the symbol "BCWC" and trading was sporadic. The closing sales price of the Company's Common Stock on AMEX has been as high as $8.00 per share (early 1998) and as low as $1.875 per share (late 1998). The "public float" of the Company's Common Stock was 3,348,659 shares on May 28, 1998, or approximately 18.2% of the shares being offered hereby. The large number of shares being registered hereby in relation to the Company's existing "public float," the recent volatility in the Company's stock price, and the limited market for the Common Stock coupled with an imbalance of sale orders to buy orders may result in significant instability in the market price of the Common Stock. In addition, the stock markets are subject to periods of volatility during which the market prices of securities can fluctuate substantially. The price of an issuer's securities may be adversely affected by market volatility notwithstanding a strong operating performance. General market price declines or market volatility in the future could adversely affect the price of the Common Stock.

  Restrictive Covenants Relating to Comerica Loan Facility and Prudential Subordinated Notes. The loan agreement relating to the Comerica Loan Facility (the "Loan Agreement") imposes certain restrictions on the Company's activities, including, without limitation, a prohibition on the payment of cash dividends on the Company's equity securities; limitations on incurring additional borrowed money indebtedness; limitations on incurring or permitting liens upon the assets of Company and its subsidiaries; limitations on making loans or advances to, or investments in, other persons or entities; limitations the Company or its subsidiaries liquidating, dissolving or merging with another company; limitations on the disposition of assets by the Company and its subsidiaries; a prohibition on the Company changing the nature of its business; and a prohibition of the Company repurchasing its equity securities. The Subordinated Note and Warrant Purchase Agreement relating to the Subordinated Notes (the "Subordinated Note and Warrant Purchase Agreement") imposes restrictions on the Company's activities which are similar to those imposed by the Loan Agreement. The Loan Agreement and the Subordinated Note and Warrant Purchase Agreement each require that the Company meet certain minimum financial tests. Such restrictions may make it difficult for the Company to acquire businesses and raise the capital necessary to pursue its business strategy without the consent and cooperation of the holders of such notes.

  Conversion of the Redeemable Stock. The Company anticipates that it will either redeem substantially all of the Redeemable Stock or negotiate an extension of redemption on or before the six month anniversary of its date of issuance (from October 17, 1998, through December 8, 1998), which is the date upon which shares of Redeemable Stock become convertible into Common Stock. As of the date hereof, the Company has redeemed approximately $1,400,000 or 56,000 shares of the Redeemable Stock. If the Company is unable to redeem the remaining Redeemable Stock, each share of Redeemable Stock that is not redeemed on or before the six month anniversary of its date of issuance will become convertible into Common Stock of the Company at 85% of the average of the last reported sales prices per share of Common Stock for the ten trading days preceding conversion, not to exceed $6.00 per share, and each outstanding share of Redeemable Stock that is not redeemed on or before the nine month anniversary of its date of issuance will become convertible into such number of shares of Common Stock of the Company as is obtained by dividing $25.00 by $2.75 (proportionately adjusted for Common Stock splits, combinations of Common Stock and dividends paid in shares of Common Stock). The conversion of the Redeemable Stock, therefore, might result in the issuance of shares of Common Stock at prices below the market price of the Common Stock. The Company may, in its sole discretion, determine not to redeem the Redeemable Stock if such a redemption would not be in the best interests of the Company.

  Inability of the Company to Pay Cash Dividends. The Loan Agreement restricts the Company from declaring or paying any cash dividends on its capital stock. The Subordinated Note and Warrant Purchase Agreement restricts the Company from declaring or paying any cash dividends on its capital stock as long as the Prudential Subordinated Notes are outstanding; provided that the Company may pay dividends on the Redeemable Stock so long as the Company is not in default under such agreement and a default would not result as a consequence of the payment of such dividends. Accordingly, the consent of Comerica and Prudential, or a subsequent holder of the Prudential Subordinated Notes, will be required to pay cash dividends on the Redeemable Stock or the Common Stock of the Company if such loan or such notes are then outstanding.

  The terms of the Redeemable Stock prohibit the payment of cash dividends on shares of Common Stock so long as dividends on the Preferred Stock are in arrears. The Company intends to redeem the Redeemable Stock on or before the six-month date of the issuance of shares of Redeemable Stock and to pay the cumulative dividends thereon in cash in conjunction with such redemption. In the event the Company does not redeem the Redeemable Stock on or before such date, the Company will be required to pay cumulative dividends on the Redeemable Stock in either cash or additional shares of Redeemable Stock.

  Under Delaware law, cash dividends on capital stock may only be paid from "surplus" or if there is no "surplus," from the corporation's net profits for the then current or the preceding fiscal year. The ability of the Company to pay cash dividends on its capital stock will require the availability of adequate "surplus," which is defined as the excess, if any, of the Company's net assets (total assets less total liabilities) over its capital (generally the par value of its issued capital stock). There can be no assurance that adequate surplus will be available to pay cash dividends on the Company's capital stock or that, even if such surplus is available, the Company will have sufficient cash to pay dividends on the Company's capital stock or that, even if such surplus is available, that the Company will elect to pay cash dividends. The Company has never declared or paid cash dividends on its Common Stock and it is not anticipated that any cash dividends will be paid on its Common Stock in the foreseeable future. While the Company's dividend policy will be based upon the operating results and capital needs of the business, it is anticipated that all future earnings, if any, will be retained to finance ongoing operations and the expansion of the Company's business.

  Rule 144 Sales; Shares Available for Future Sale. There are 32,927,232 shares of Common Stock issued and outstanding at the date of this Prospectus, together with outstanding options and warrants that represent the right to purchase up to 7,430,937 shares of Common Stock at prices ranging from $0.43 per share to $6.00 per share. Additionally, the Company has issued 196,000 shares of Redeemable Stock and Unit Warrants representing the right to purchase 980,000 shares of Common Stock at a price of $5.00 per share and has made restricted stock grants of 1,835,000 shares of Common Stock. As of the date hereof, the Company has redeemed 56,000 shares of the Redeemable Stock. Of the 32,927,232 shares of Common Stock outstanding, 8,030,225 shares are "restricted securities" under the federal securities laws and have not been registered for resale pursuant to this Prospectus. All such restricted securities may, in the future, be sold in compliance with the requirements of Rule 144 promulgated under the Act ("Rule 144"). In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the issued and outstanding shares of Common Stock or the reported average weekly trading volume for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner-of-sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than two years are entitled to sell restricted securities without regard to the volume, manner-of-sale, notice and public information requirements of Rule 144. As a consequence, substantially all the Company's currently restricted Common Stock will be eligible for public sale within one year. Significant sales of currently restricted Common Stock may adversely affect the market price for the Common Stock, particularly given the limited trading market for such securities.

                                USE OF PROCEEDS

  All of the Shares being offered hereby are being registered for resale only, for the account of the Selling Security Holders, and the Company shall receive no proceeds with respect thereto.

                                DIVIDEND POLICY

  The Company has not paid dividends on its Common Stock since its inception and does not expect to pay any cash or other dividends in the foreseeable future. Earnings of the Company, if any, are expected to be retained for use in expanding the Company's business. The payment of dividends is within the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, if any, capital requirements, financial condition and such other factors considered relevant by the Board of Directors.

  The Loan Agreement restricts the Company from declaring or paying any cash dividends on its capital stock. The Subordinated Note and Warrant Purchase Agreement restricts the Company from declaring or paying any cash dividends on its capital stock as long as the Prudential Subordinated Notes are outstanding; provided that the Company may pay dividends on the Redeemable Stock so long as the Company is not in default under such agreement and a default would not result as a consequence of the payment of such dividends. See "Risk Factors--Restrictive Covenants Relating to Comerica Loan Facility and Prudential Subordinated Notes". The terms of the Redeemable Stock prohibit the Company from paying any cash dividends on any junior stock, including the Common Stock, unless all dividends owing on the Redeemable Stock have been paid in full and all shares of Redeemable Stock have been redeemed. See "Description of Securities--Description of Units."

                                   BUSINESS

GENERAL

  Boots & Coots International Well Control, Inc. (the "Company"), is a global-response oil and gas service company that specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires. In connection with such services, the Company has the capacity to supply the equipment, expertise and personnel necessary to contain the oil and hazardous materials spills and discharges associated with such oil and gas emergencies, to remediate affected sites and restore affected oil and gas wells to production. In addition to providing emergency response services, the Company provides snubbing and other non-critical well control services, including pre-event planning, training and consulting services. The Company also manufactures and markets oil and hazardous materials spill containment and recovery equipment and a varied line of industrial products for the oil and gas industry, including drilling rig brakes, controls, and monitors; industrial and marine electrical AC generators; and marine thrusters and controls. In addition, the Company provides environmental remediation services to the petrochemical, chemical manufacturing and transportation industries, as well as to various state and federal agencies, and provides materials and equipment procurement, transportation and logistics services to the energy industry.

  The Company acts as a holding company for its operating subsidiaries, IWC Services, B & C Special Services and Baylor. With the exception of B & C Special Services, Baylor and Haz-Tech, the assets and businesses acquired as discussed below have been acquired by the Company through IWC Services.

HISTORY OF THE COMPANY

  Boots & Coots International Well Control, Inc., formerly known as Havenwood Ventures, Inc. ("Havenwood"), was incorporated in Delaware in April 1988. Havenwood was originally formed to serve as a blind pool investment fund, and in July 1988 Havenwood raised $500,000 in an initial public offering of its Common Stock. After completing its initial public offering, Havenwood expended its available resources in the development of a business enterprise which it ultimately divested, thereafter remaining inactive, with no material assets or liabilities, until it entered into a business combination with IWC Services on July 29, 1997.

ACQUISITION OF IWC SERVICES

  The Company acquired IWC Services on July 29, 1997, pursuant to a merger of a wholly owned subsidiary of the Company with IWC Services whereby the Company issued shares of Common Stock to the stockholders of IWC Services in exchange for all of the issued and outstanding common stock of IWC Services and issued options and warrants to purchase Common Stock of the Company in exchange for all of the options and warrants to purchase common stock of IWC Services then outstanding. As a result of the merger, IWC Services became a wholly-owned subsidiary of the Company, the stockholders of IWC Services became the beneficial holders of approximately 93% of the post-merger issued and outstanding shares of Common Stock of the Company and the board of directors and management of IWC Services took over the management of the Company.

  IWC Services is a global-response oil and gas well control service company that specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires. In addition, IWC Services provides snubbing and other non-critical well control services. IWC Services was organized in June 1995 by six former key employees of the Red Adair Company who resigned their positions after Mr. Adair retired and sold his business.

ACQUISITION OF THE ASSETS OF BOOTS & COOTS

  On July 31, 1997, the Company completed the acquisition of substantially all of the operating assets of Boots & Coots, an oil well firefighting, snubbing and blowout control services company. In connection with the acquisition of Boots & Coots the Company acquired all interests of Boots & Coots in its subsidiary corporations, Boots & Coots Overseas, Ltd., and Boots & Coots de Venezuela, S.A. (collectively referred to herein as "Boots

& Coots"). The consideration paid consisted of (i) $370,000 cash payable to Boots & Coots, (ii) $681,000 placed in escrow to pay certain debts of Boots & Coots, (iii) the issuance of secured promissory notes of the Company in the aggregate principal amount of $4,761,000 and (iv) 260,000 shares of Common Stock of the Company. The Company also granted registration rights for the shares of Common Stock received by Boots & Coots in the transaction. See "Description of Securities--Registration Rights of Certain Security Holders."

  Boots & Coots was organized by Boots Hansen and Coots Mathews, two former employees of the Red Adair Company who, like the founders of IWC Services, left that firm to form an independent company, which became a primary competitor of IWC Services. As a consequence of the acquisition of Boots & Coots, the Company became a leader in the worldwide oil well firefighting and blowout control industry, reuniting many of the former employees of the Red Adair Company.

ACQUISITION OF ABASCO

  On September 25, 1997, the Company completed the acquisition of Abasco, which had acquired the operating assets of ITS Environmental, a division of International Tool & Supply Company, a recognized leader in the design and manufacture of a comprehensive line of rapid-response oil and chemical spill containment and reclamation equipment and products since 1975. The Company acquired Abasco for aggregate consideration consisting of approximately $1,590,000 cash and 300,000 shares of Common Stock.

  Abasco's products and services include mechanical skimmers, containment booms and boom reels, dispersant sprayers, agent absorbents, response vessels, oil and chemical spill industrial products, spill response packages, oil and chemical spill ancillary products and waste oil recovery and remediation services.

ACQUISITION OF ITS

  On January 2, 1998, the Company completed the acquisition of all of the capital stock of ITS for aggregate consideration of $6,000,000. Financing for the acquisition of ITS was provided from working capital ($500,000); proceeds from the issuance of the Senior Notes ($4,500,000) (see "Description of Securities--Senior Notes and Additional Senior Notes"); and short-term bridge financing from the seller ($1,000,000).

  ITS is an ISO 9002 certified materials and equipment procurement, transportation and logistics company that serves the energy industry worldwide, with offices in Houston, Venezuela, Peru, Dubai (UAE) and the United Kingdom.

ACQUISITION OF B & C SPECIAL SERVICES

  On February 20, 1998, the Company completed the acquisition of all of the capital stock of B & C Special Services (formerly known as "Code 3, Inc."). Consideration for the acquisition of B & C Special Services was (i) $571,000 cash, (ii) the repayment of corporate secured debt and interest thereon of approximately $1,250,000 through closing, and (iii) the issuance of 488,000 shares of the Company's Common Stock, of which 159,000 shares were delivered into escrow to secure the indemnification obligations of the former stockholders of B & C Special Services for claims that may arise as a consequence of a breach by such stockholders or B & C Special Services of the representations, warranties and covenants contained in the definitive agreements.

  B & C Special Services, originally headquartered in Harlingen, Texas, provides containment and remediation of hazardous material and oil spills for the railroad, transportation and shipping industries, as well as various state and federal governmental agencies. B & C Special Services also specializes in the transfer of hazardous materials and high and low pressure liquids and industrial fire fighting and provides in-plant remedial plan implementation, hazardous waste management, petroleum tank management, industrial hygiene, environmental and occupational, health and safety services. Through December 31, 1997, B & C Special Services operated out of facilities in Harlingen, El Paso, Laredo, San Antonio and Houston, Texas. In 1998, emergency response facilities and equipment were added in Ft. Worth, Texas, and Denver, Colorado.

ACQUISITION OF BAYLOR

  On July 23, 1998, the Company completed the acquisition of all of the capital stock of Baylor. Consideration for the acquisition of Baylor was $25,000,000 cash, retirement of $7,654,000 in secured indebtedness of Baylor, and the issuance of 540,443 shares of the Company's Common Stock, which shares were delivered into escrow to provide recourse to the Company for claims that may arise as a consequence of a breach by such stockholder or Baylor of certain of the representations, warranties and covenants contained in the definitive agreements.

  Baylor, headquartered in Houston, Texas, manufactures and markets a varied line of industrial products, many of them proprietary, for the drilling, marine and power generation industries. The Company's base line of products include Elmagco(R) Brakes, brake controls, brake monitors, closed loop cooling systems, Thyrig(TH) Drive Systems, deepwater thrusters and mooring systems as well as AC generators sold under the trade names EMD, Delco and Baylor, worldwide.

ACQUISITION OF HAZ-TECH

  On November 10, 1998, the Company completed the acquisition, through a merger with Boots & Coots Special Services, of all of the capital stock of Haz-Tech Environmental Services, Inc. ("Haz-Tech"). Consideration for the acquisition of Haz-Tech was $315,671 cash assumption of liabilities and the issuance of 269,150 shares of the Company's Common Stock, of which one-half were delivered into escrow to provide recourse to the Company for claims that may arise as a consequence of a breach by the sellers of certain representations, warranties and covenants contained in the definitive agreements.

  Haz-Tech provides a complete range of emergency prevention and response services, including hazardous materials and waste management, OSHA personnel training and environmental site audits, surface and groundwater hydrology, bioremediation and pond dewatering, and water treatment to chemical manufacturing, railroad and truck transportation companies in Texas, Louisiana, Oklahoma and Arkansas.

PENDING ACQUISITION

  On November 5, 1998, the Company announced that it had executed a nonbinding letter of intent to acquire the Alert Disaster Control Group, a group of privately-held companies headquartered in Singapore that provide emergency response and preventative safety services throughout the world, with a particular focus within regions of Africa, the Middle East and Asia/Pacific. Alert offers a wide range of emergency response and preventive services including: oil and gas well fire fighting and blow-out control; well control engineering and management; marine and industrial fire fighting; hazardous material control; toxic environment protection; loss management; fire and safety equipment manufacturing and product sales; and safety and survival training.

  The terms of the acquisition have yet not been finalized and the acquisition is subject to a number of conditions, including, but not limited to, the completion of due diligence and the execution of a binding acquisition agreement.

HALLIBURTON ALLIANCE

  The Company also conducts business in a global strategic alliance with the Halliburton Energy Services division of Halliburton. The alliance operates under the name "WELLCALL(SM)" and draws on the expertise and abilities of both companies to offer a total well control solution for oil and gas producers worldwide. The Halliburton Alliance provides a complete range of well control services including pre-event troubleshooting and contingency planning, snubbing, pumping, blowout control, debris removal, firefighting, relief and directional well planning, and other specialized services.

EXECUTIVE OFFICES

  The Company's principal executive office is located at 5151 San Felipe, Suite 450, Houston, Texas, 77056 (Telephone (713) 621-7911).

PRODUCTS AND SERVICES PROVIDED BY THE COMPANY

  The Company is a global-response oil and gas service company that specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires. In connection with such services, the Company has the capacity to supply the equipment, expertise and personnel necessary to contain the oil and hazardous materials spills and discharges associated with such oil and gas well emergencies, to remediate affected sites and to restore affected oil and gas wells to production. In addition to providing emergency response services, the Company provides snubbing and other non-critical well control services, including pre-event planning, training and consulting services. The Company also manufactures and markets oil and hazardous materials spill containment and recovery equipment and a varied line of industrial products for the oil and gas industry, including drilling rig brakes, controls and monitors; industrial and marine electrical generators; and marine thrusters and controls. The Company provides environmental remediation services to the petrochemical, chemical manufacturing and transportation industries, as well as to various state and federal agencies, and also provides materials and equipment procurement, transportation and logistics services to the energy industry. The Company's principal products and services include:

  Well Control. This service line is divided into two distinct levels: (1) "Critical Event" response is ordinarily reserved for well control projects where hydrocarbons are escaping from a well bore, regardless of whether a fire has occurred. (2) "Non-critical Event" response, on the other hand, is intended for the more common operating problems that do not involve escaping hydrocarbons.

  Critical Events. Critical Events frequently result in explosive fires, the loss of life, the destruction of drilling and production facilities, substantial environmental damage and the loss of hundreds of thousands of dollars per day in production revenue. Since Critical Events ordinarily arise from equipment failures or human error, it is impossible to accurately predict the timing or scope of the Company's Critical Event work. Notwithstanding the foregoing, a Critical Event of catastrophic proportions could result in significant revenues to the Company in the year of the incident. The Company's professional firefighting staff has more than 220 years of aggregate industry experience in responding to Critical Events, oil well fires and blowouts.

  Non-critical Events. Non-critical Events frequently occur in connection with the drilling of new wells into high pressure reservoirs. In most Non-critical Events, the blowout preventers and other safety systems on the drilling rig function according to design and the Company is then called upon to supervise and assist in the well control effort so that drilling operations can resume as promptly as safety permits. While Non-critical Events do not ordinarily have the revenue impact of a Critical Event, they are much more common and predictable.

  Fire Fighting Equipment Rentals. This service includes the rental of specialty well control and firefighting equipment by the Company primarily for use in conjunction with Critical Events. Such equipment includes, but is not limited to, firefighting pumps, pipe-racks, Athey wagons, pipe cutters, crimping tools and deluge safety systems. The Company charges this equipment out on a per diem basis. Past experience indicates that rentals can be expected to average approximately 40% of the revenues associated with a Critical Event.

  Fire Fighting Equipment Sales and Service. This service line involves the sale of complete firefighting equipment packages, together with maintenance, monitoring, updating of equipment and ongoing consulting services. A typical example of this service line is the industry supported Emergency Response Center that the Company has established on the North Slope of Alaska. The establishment of this Emergency Response Center, completed during the six month period ended December 31, 1997, included the sale of approximately $485,000 in equipment. The Company has also entered into a ten year agreement with renewal clauses to provide ongoing consulting services relating to the Emergency Response Center, including training, contingency planning, safety inspections and emergency response drills.

  Drilling, Marine and Power Generation Equipment. The Company manufactures and markets a varied line of industrial products, many of them proprietary for the drilling, marine and power generation industries. The Company's base line of products include Elmagco(R) Brakes, brake controls, brake monitors, closed loop cooling systems, ThyrigTH Drive Systems, deepwater thrusters and mooring systems as well as AC generators sold under the trade names EMD, Delco and Baylor, worldwide.

  Snubbing Operations. A snubbing unit is a high pressure workover rig that permits an operator to repair or change-out damaged casing, production tubing and down-hole production equipment in a high pressure environment. Using a series of highly sophisticated blowout prevention devices, a snubbing unit makes it possible to remove and replace down-hole equipment in a pressurized well. Since snubbing is a very hazardous process that entails a high risk of flash fire or explosion, the snubbing segment of the oil and gas services industry is concentrated in a few operators, such as Halliburton, who have the experience and knowledge required to safely and efficiently perform such services.

  Industrial and Marine Firefighting. This service is divided into two distinct elements: pre-event consulting and Critical Event management. The pre-event services offered in the industrial and marine firefighting business include complete on-site inspection services, safety audits and pre-event planning. Based on these pre-event services, the Company can recommend the equipment, facilities and manpower resources that a client should have available in order to effectively respond to a fire. The Company can also consult with the client to ensure that the equipment and services required by the client will be available when needed. If a Critical Event subsequently occurs, the Company is ready to respond at a client's facility with experienced firefighters and auxiliary equipment.

  Oil and Chemical Spill Containment and Reclamation Equipment. The Company is a leader in the design and manufacture of a comprehensive line of rapid response oil and chemical spill containment and reclamation equipment and products, including mechanical skimmers, containment booms and boom reels, dispersant sprayers, dispersal agents, absorbents, response vessels, oil and chemical spill industrial products, spill response packages, oil and chemical spill ancillary products and waste oil recovery and reclamation products.

  Oil and Chemical Spill Containment and Remediation Services. The Company provides containment and remediation of oil and chemical spills for the oil and gas, petrochemical, railroad, transportation and shipping industries, as well as various state and federal governmental agencies. The Company specializes in the transfer of high and low pressure liquids and hazardous materials and industrial fire fighting. The Company also provides in-plant remedial plan implementation, hazardous waste management, petroleum tank management, industrial hygiene, environmental and occupational, health and safety services.

  Supply, Transportation and Logistics. ITS is ISO 9002 certified and provides material and equipment procurement, transportation and logistics services to the energy industry worldwide.

  Consulting; Drilling Engineering. The Company provides through its highly specialized in-house engineering staff, supplemented if necessary by outside engineering consultants and the Halliburton Energy Services division, engineering services for such areas as: (1) planning and design of relief well drilling (trajectory planning, directional control and equipment specifications, and on-site supervision of the drilling operations), (2) planning and design of production facilities which are susceptible to well capping or other control procedures, and (3) mechanical and computer aided designs for well control equipment.

  Consulting; Inspections. A cornerstone of the Company's strategy of providing preventive well control services involves on-site inspection services for drilling and workover rigs, drilling and production platforms, and field production facilities. These inspection services are offered as a standard option in Halliburton's field service programs.

  Consulting; Training. The Company provides specialized training in well control procedures for drilling, exploration and production personnel. To date such training programs have been provided for both U.S. and international operators. The Company's training services are offered in conjunction with ongoing educational programs sponsored by Halliburton. The Company believes the training segment of its business offers considerable potential for growth.

  Strategic Event Planning (S.T.E.P.). A key element of the services offered by the Halliburton Alliance is a strategic and tactical planning process addressing action steps, resources and equipment necessary for an operator to control a blowout. This planning process incorporates organizational structures, action plans, specifications, people and equipment mobilization plans with engineering details for well firefighting, capping, relief well and kill operations. It also addresses optimal recovery of well production status, insurance recovery, public information and relations and safety/environmental issues. While the S.T.E.P. program includes a standardized package of services, it is easily modified to suit the particular needs of a specific client.

  Regional Emergency Response Centers. The Company currently has Emergency Response Centers in Houston, Texas, Duncan, Oklahoma, and Anaco, Venezuela, and maintains an industry supported Emergency Response Center on the North Slope of Alaska. The Company plans to deploy at least one Emergency Response Center per year over the next five years. The equipment for these proposed Emergency Response Centers will either be purchased by the Company for its own account or purchased by a consortium of local producers who will then contract with the Company for maintenance and consulting services. It is believed these Emergency Response Centers, once established, will place the Halliburton Alliance in an unique competitive position within the industry and allow the Alliance to gain market share by reducing the mobilization time and costs traditionally involved in controlling major blowout events.

  WELLSURESM Program. On February 6, 1998, the Company announced the formation of an alliance with Global Special Risks, Inc., a managing general insurance agent located in Houston, Texas, and New Orleans, Louisiana. The alliance offers oil and gas exploration production companies, through retail insurance brokers, a new program known as "WELLSURESM," which combines traditional well control and blowout insurance with the Company's post-event response services and well control preventative services including company-wide and/or well specific contingency planning, personnel training, safety inspections and engineering consultation. Insurance provided under WELLSURESM has been arranged with leading London insurance underwriters. WELLSURESM program participants will be provided with the full benefit of having the Company as a safety and prevention partner. In the event of well blowouts, the Company will serve as the integrated emergency response service provider, as well as function as lead contractor and project manager for control and restoration of wells covered under the program.

REGULATION

  Because of the unique nature of the emergency response business, few regulations other than those applicable to workplace health and safety generally apply. Because the Company is not ordinarily called to perform field services until a significant problem has developed, it is usually entitled to rely on "emergency response" exclusions to applicable regulations. Notwithstanding the foregoing, the Company is obligated to exercise prudent judgment and reasonable care at all times and the failure to do so could result in liability under any number of health, safety and environmental regulations. See "Risk Factors--Governmental Regulation."

INSURANCE

  The Company and its subsidiaries presently maintain liability insurance coverage with aggregate policy limits which are believed to be adequate for their operations. Nevertheless, certain potential hazards exist, including the potential for environmental damage, for which insurance coverage is either prohibitively expensive or unavailable. In the event the Company is subjected to claims for uninsured losses or liabilities, the Company's funds may be reduced and its properties may be lost. A substantial uninsured loss would have a material adverse effect on the Company and its financial position. See "Risk Factors--Operating Hazards; Liability Insurance Coverage; Litigation."

EMPLOYEES

  As of the date of this Prospectus, the Company and its operating subsidiaries collectively have 535 full-time employees. In addition, the Company has several part-time consultants and also employs part-time contract personnel who remain on-call for certain emergency response projects. The Company is not subject to any collective bargaining agreements and it considers its relations with its employees to be good. See "Risk Factors-- Reliance Upon Officers, Directors and Key Employees."

FACILITIES

  The Company leases a 39,000 square foot office at 777 Post Oak Blvd., Houston, Texas, from an unaffiliated landlord through August 2005 at a monthly rental of $64,000. The Company leases an 11,000 square foot Emergency Response Center facility in Anaco, Venezuela, which space is rented through January 2000 for a monthly rental of $4,000. The Company owns a facility in northwest Houston, Texas, that includes approximately 2 acres of land, a 4,000 square foot office building and a 12,000 square foot manufacturing and warehouse building. The Company also owns manufacturing facilities in Sugar Land, Texas, including 190,000 square feet of shop buildings, 22,000 square feet of office space and 24 acres of land. The Company leases a 7,000 square foot office in the Halliburton Center, Houston, Texas. This space is rented from an unaffiliated landlord through May 2002 for an average monthly rental of $7,000, and is subleased on substantially the same terms. The Company leases approximately 10,000 square feet of office space in the Camac Plaza, Houston, Texas, through June 30, 1999, for an average monthly rental of $9,000, which space is subleased on substantially the same terms. Additionally, the Company has leased office and equipment storage facilities in various other cities within the United States, Venezuela, the United Kingdom and Peru. The future commitments on these additional leases are immaterial. The Company believes that these facilities will be adequate for its anticipated needs.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto and the other financial information contained in the Company's periodic reports previously filed with the Commission and incorporated herein by reference.

  As discussed herein, the Company completed the acquisitions of Boots & Coots, L.P. as of July 31, 1997; Abasco, Inc. as of September 25, 1997; ITS Supply Corporation as of January 2, 1998; Boots & Coots Special Services, Inc. (formerly known as Code 3, Inc.) as of February 20, 1998; and Baylor Company as of July 23, 1998. The results of operations for such acquisitions are included in the condensed Statements of Operations set forth hereinafter from the respective dates of acquisitions through the reporting period end.

  The Company elected to change its fiscal year from June 30, 1997, to December 31, 1997. A summary of operating results for the fiscal years ended June 30, 1996 and 1997, the six months ended December 31, 1996 and 1997, and the nine months ended September 30, 1997 and 1998 is as follows:

                                                     SIX MONTHS ENDED       NINE MONTHS ENDED
                          YEARS ENDED JUNE 30,         DECEMBER 31,           SEPTEMBER  30,
                          ----------------------  ----------------------  -----------------------
                             1996        1997        1996        1997        1997        1998
                          ----------  ----------  ----------- ----------  ----------  -----------
                                                  (UNAUDITED)             (UNAUDITED) (UNAUDITED)
Revenues................  $1,662,000  $2,564,000   $ 743,000  $5,389,000  $3,920,000  $54,975,000
Costs and expenses:
  Operating expenses....   1,320,000   1,460,000     732,000   3,785,000   2,053,000   38,462,000
  General and
   administrative.......     773,000   1,061,000     371,000   1,536,000   1,391,000   11,169,000
  Depreciation and
   amortization.........      50,000     111,000      37,000     500,000     307,000    1,676,000
Operating income (loss).    (481,000)    (68,000)   (397,000)   (432,000)    169,000    3,668,000
Loss on debt
 extinguishment.........                                        (193,000)
Other income (expenses).       4,000     (63,000)     (1,000)    (92,000)   (152,000)  (2,615,000)
Income taxes (benefit)..    (138,000)     25,000      13,000      42,000     (18,000)    (494,000)
Net income (loss).......    (339,000)   (156,000)   (409,000)   (759,000)     (1,000)     559,000
Required preferred
 dividends..............          --          --          --          --          --      639,000
Net loss to common
 shareholder............  $ (339,000) $ (156,000)  $(409,000) $ (759,000) $   (1,000) $   (80,000)

COMPARISON OF YEAR ENDED JUNE 30, 1996 WITH YEAR ENDED JUNE 30, 1997

  Revenues were $1,662,000 for the year ended June 30, 1996 ("fiscal 1996") compared to $2,564,000 for the year ended June 30, 1997 ("fiscal 1997"). This increase was the result of increased market share from diversification of IWC Service's client base.

  Operating expenses were $1,320,000 for fiscal 1996, compared to $1,460,000 for fiscal 1997. The increase was the result of expanded operations in the fourth quarter of fiscal 1997 due to expanded business activity.

  General and administrative expenses were $773,000 for fiscal 1996, compared to $1,061,000 for fiscal 1997. The increase was primarily the result of investments in expanded corporate infrastructure and expanded marketing and advertising to increase market share and diversify the Company's client base.

  Depreciation and amortization expense increased from $50,000 for fiscal 1996, compared to $111,000 for fiscal 1997, primarily as the result of a full year of depreciation on equipment additions made in fiscal 1996.

  Other income (expenses) was $4,000 for fiscal 1996, compared to a net expense of ($63,000) for fiscal 1997, resulting primarily from higher interest expense on financed equipment purchases made during the 1996 period and interest expense on the 12% Senior Subordinated Notes sold through June 30, 1997.

  Income taxes for fiscal 1996, includes a credit for the reversal of a deferred federal income tax provision of $139,000 for the 1995 start-up period. Substantially all of the balance of income taxes for both fiscal 1996 and fiscal 1997 represents foreign taxes withheld on various international projects.

  IWC Services sustained a net loss of $339,000 for fiscal 1996, compared to a net loss of $156,000 for the comparable period in 1997 as a result of the revenue and expense variations discussed above.

COMPARISON OF SIX MONTHS ENDED DECEMBER 31, 1996 WITH SIX MONTHS ENDED DECEMBER 31, 1997

  Revenues were $743,000 for the six months ended December 31, 1996 ("1996 Interim Period") compared to $5,389,000 for the six months ended December 31, 1997 ("1997 Interim Period"). This increase principally resulted from: (1) product sales from the Abasco acquisition completed in September 1997 ($972,000); (2) sales of two fire fighting equipment packages in the 1997 Interim Period ($908,000); and, (3) increased market share for the Company's Well Control business unit.

  Operating expenses were $732,000 for the 1996 Interim Period compared to $3,785,000 for the 1997 Interim Period. This increase principally resulted from: (1) cost of sales and operating expenses from the Abasco acquisition completed in September 1997; ($632,000); (2) costs associated with the sales of two fire fighting equipment packages in the 1997 Interim Period ($686,000);
(3) personnel and equipment mobilizations costs incurred in connection with an international well control incident in October 1997 ($540,000); and, (4) costs associated with an increase in personnel and support facilities resulting from the July 31, 1997 acquisition of the Boots & Coots operating assets and growth in the Company's Well Control business unit.

  General and administrative expenses were $371,000 for the 1996 Interim Period compared to $1,536,000 for the 1997 Interim Period. This increase principally resulted from: (1) expenses associated from the Abasco acquisition completed in September 1997 ($246,000); and, (2) expenses associated with an increase in personnel and other overhead to support the Company's increased operational level in Well Control.

  Depreciation and amortization expenses increased from $37,000 for the 1996 Interim Period compared to $500,000 for the 1997 Interim Period due to the significant increase in property and equipment acquired with the July 31, 1997 acquisition of the Boots & Coots operating assets.

  The loss of debt extinguishment of $193,000 resulted from the early conversion to common stock of $2,900,000 in face amount of the Company's 12% Senior Subordinated Notes during the 1997 Interim Period.

  The increase in other expenses from $1,000 during the 1996 Interim Period to $92,000 during the 1997 Interim Period is principally due to interest expense on the Company's 12% Senior Subordinated Notes.

  Income taxes of $13,000 during the 1996 Interim Period and $42,000 during the 1997 Interim Period results from foreign taxes incurred on Well Control projects.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1997 WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1998


  Revenues were $3,920,000 for the nine months ended September 30, 1997 compared to $54,975,000 for the nine months ended September 30, 1998. This increase was the result of increased market share from diversification of IWC Services' well control and fire fighting client-base ($5,643,000) and business acquisitions ($45,412,000).

  Operating expenses were $2,053,000 for the nine months ended September 30, 1997 compared to $38,462,000 for the nine months ended September 30, 1998. The increase was the result of expanded well control operations beginning in the fourth quarter of fiscal 1997 ($3,273,000) and business acquisitions ($33,136,000).

  Selling, general and administrative expenses were $1,391,000 for the nine months ended September 30, 1997 compared to $11,169,000 for the nine months ended September 30, 1998. The increase resulted from additional investments in personnel, systems and infrastructure necessary to support the Company's expanded scope of operations; new marketing and advertising programs to increase market share and diversify the Company's well control client base ($1,979,000); and business acquisitions ($7,799,000).

  Depreciation and amortization expense increased from $307,000 for the nine months ended September 30, 1997 to $1,676,000 for the nine months ended September 30, 1998, primarily as the result of depreciation and amortization relating to business acquisitions.

  Interest expense was $152,000 for the nine months ended September 30, 1997 compared to $2,516,000 for the nine months ended September 30, 1998. The increase is primarily from interest expense on increased debt incurred for business acquisitions.

  Other expenses of $99,000 for the nine months ended September 30, 1998 consist primarily of foreign exchange adjustments.

  Income taxes for the nine months ended September 30, 1997, includes a credit for the reversal of a deferred federal income tax provision of $66,000. Substantially all of the balance of income taxes for both the nine months ended September 30, 1997 and 1998 represents foreign taxes on international operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash expenditures in connection with the acquisitions of Boots & Coots L.P., Abasco, ITS and B & C Special Services required a substantial portion of the Company's then existing cash reserves. Further, the terms upon which Abasco, ITS and B & C Special Services were acquired allowed the sellers to retain most or all of the working capital of such companies. To date, the Company has funded its operations and acquisitions from: equity capital contributed by its officers, directors and principal stockholders; proceeds from the sale in July 1997 of $3,000,000 of the Company's 12% Senior Subordinated Notes due December 31, 2000 (the "Subordinated Notes") of which $2,900,000 has been converted into 3,867,000 shares of Common Stock; $6,481,000 in net proceeds from the private placement, in September 1997, of 7,475,000 shares of Common Stock (the "September Private Placement"); $4,500,000 in net proceeds from the private placement, in January 1998, of the Company's 10% Senior Secured Notes due May 2, 1998 (the "Senior Notes"); $2,250,000 in net proceeds from the private placement, in March 1998, of additional Senior Notes due June 15, 1998 ("Additional Senior Notes"); seller financing on the acquired businesses in the aggregate principal amount of $5,761,000 of which all has been retired as of the date hereof; and approximately $4,678,000 in net proceeds from the private placement of 196,000 Units of the Company's 10% Junior Redeemable Convertible Preferred Stock, each Unit consisting of one share of the Preferred Stock and one Unit Warrant representing the right to purchase five shares of Common Stock of the Company at a price of $5.00 per share.

  On July 23, 1998, the Company completed a $45 million private placement to The Prudential Insurance Company of America ("Prudential") consisting of $15,000,000 of Senior Secured Notes due January 23, 1999 (the "Prudential Senior Notes") and $30,000,000 of 11.28% Senior Subordinated Notes due July 23, 2006 (the "Prudential Subordinated Notes"), the proceeds of which were used to fund the acquisition of Baylor, repay $5,000,000 in bridge financing provided through Prudential Securities Credit Corporation on July 6, 1998 and to provide working capital.



  On October 28, 1998, the Company entered into a Loan Agreement with Comerica Bank Texas ("Comerica"), as agent and lender, providing for a $25,000,000 revolving loan facility (the "Loan Agreement"), subject to a borrowing base determination. The Company used $15,457,995 of the initial draw of $20,000,000 from the Comerica loan facility to repay the Prudential Senior Notes which had provided interim working capital. The balance of funds from the initial Comerica loan draw was added to working capital.


  The loan agreement relating to the Comerica Loan Facility imposes certain restrictions on the Company's activities, including, without limitation, a prohibition on the payment of cash dividends on the Company's equity securities; limitations on incurring additional borrowed money indebtedness; limitations on incurring or permitting liens upon the assets of Company and its subsidiaries; limitations on making loans or advances to, or investments in, other persons or entities; limitations the Company or its subsidiaries liquidating, dissolving or merging with another company; limitations on the disposition of assets by the Company and its subsidiaries; a prohibition on the Company changing the nature of its business; and a prohibition of the Company repurchasing its equity securities. The Subordinated Note and Warrant Purchase Agreement relating to the Subordinated Notes imposes restrictions on the Company's activities which are similar to those imposed by the Loan Agreement. The Loan Agreement and the Subordinated Note and Warrant Purchase Agreement each require that the Company meet certain minimum financial tests. Such restrictions may make it difficult for the Company to acquire businesses and raise the capital necessary to pursue its business strategy without the consent and cooperation of the holders of such notes.

  Substantially all of the Company's assets have been pledged to secure the Comerica loan facility. The Company anticipates that the proceeds from the Comerica loan facility, the Prudential Subordinated Notes and earnings from operations will be sufficient to fund the Company's current operations for the foreseeable future, however additional funds will be required to finance the Company's planned growth. The Company is exploring financing alternatives including a private placement of preferred stock to serve as a lower coupon cost replacement for the Company's 10% Junior Redeemable Convertible Preferred Stock; and, an acquisition credit facility to provide interim financing for future acquisitions. Although these financing initiatives are not yet completed, management believes such actions, together with cash flows from operations, will provide adequate funding for the Company's business plan.

  If the Company is unable to obtain adequate financing to meet its capital requirements, it may be forced to curtail its plans for expansion and finance its business plan with only such internally generated funds as may then be available.

YEAR 2000 ISSUES

  The Company has assessed issues regarding its computer accounting and other systems' compliance capabilities to process transactions beginning with "Year 2000". This assessment has been updated to include computer systems utilized by the Company's acquisitions through and including the recent acquisition of Baylor Company, closed July 23, 1998.

  All computer accounting systems of the Company and its operating subsidiaries' are "Year 2000" compliant with the exception of one subsidiary. The upgrade of this operating subsidiary's existing computer accounting software package to a later generation software version that is "Year 2000" compliant is estimated to cost approximately $275,000 to $300,000, inclusive of software and hardware procurement, installation, customization of certain purchase and sales modules, and user training. It is estimated that upgraded accounting packages can be installed, modified as necessary, tested and operational by March 31, 1999. Initial program customizations began in November 1998. Hardware modifications are currently being installed and conversion of historical data will begin in January 1999.

  The remaining "Year 2000" issue involves a limited number of microprocessor controlled manufacturing equipment units. The modifications necessary to bring such control processors into compliance with "Year 2000" requirements are estimated to cost between $30,000 to $40,000 and are on schedule to be completed by December 31, 1998.

  The implications to the Company, should such upgrades not be completed, are projected as follows. With respect to the above noted operating unit's accounting system, the principal area of exposure would be an inability to interface with customer and vendor computer systems, a primary driver of the business of this operating unit. This operating unit was acquired during the first quarter 1998 and for the nine months ended September 30, 1998, contributed revenues of $11,105,000 and operating profit of $1,295,000. It is expected that this business unit will continue in its present configuration, therefore the planned computer system modifications are essential to long-term growth and profitability.

  With regard to the manufacturing equipment microprocessor modifications, should such changes not be completed timely, the projected impact to the Company is not deemed to be material and would be limited to potential delays in the initial set up of such equipment and/or rescheduling production to be processed on alternative plant equipment.

  The Company's assessment of the potential implication of broad based non-compliance with "Year 2000" by its customers and suppliers has not been completed at this date. A significant number of the Company's customers are large international and U.S. domestic oil and gas and petrochemical companies who typically maintain their systems on the leading edge of technology. From contact with a limited number of customers, the Company believes that "Year 2000" non-compliance should not be a major concern. Isolated problems could occur for smaller customers as a result of delays in processing the Company's billings for services and products, the payment for which could conceivably be delayed and cause isolated cash flow problems.

  With regard to "Year 2000" non-compliance by the above noted operating unit's vendors and suppliers, the requirement to interface with their computer systems for purchase orders could reasonably present a problem that would result in procurement orders placed by the Company's operating unit being either delayed or not processed. This would require clerical intervention, resulting in reduced margins, the magnitude of which cannot be reasonably quantified at this point. With respect to a number of other suppliers and vendors to the Company, there is a diversification of practice between the use of rudimentary computer systems and manually prepared source documents. It is not expected that a broad-based scenario of "Year 2000" exceptions would present a material obstacle to the Company's orderly conduct of its business.

  The Company will continue to monitor potential implications from broad-based non-compliance by customers and vendors.

                                  MANAGEMENT

RECENT EXECUTIVE COMPENSATION DEVELOPMENTS

  Effective September 1998, the Company, with the concurrence of Messrs. Ramming, Easley, and Krause, rescinded certain stock grants originally authorized in May 1998, but which had not yet been awarded. The grants had been made in recognition of the efforts of Messrs. Ramming, Easley and Krause in the recent successful acquisitions accomplished by the Company. The decision to rescind the stock grants was made after financial evaluation indicated that the Company would benefit from restructuring the grants and the affected employees indicated they would support such a restructuring. The Company has not yet determined the method by which it intends to compensate such employees for their efforts.


  Mr. Ramming, the Company's Chairman and Chief Executive Officer, is actively involved in a number of independent business activities and does not devote his full time to the affairs of the Company. Accordingly, Mr. Ramming may face certain conflicts of interest in allocating his time between the Company and his other business activities. Mr. Ramming has executed a one year employment agreement with the Company which allows for his outside activities provided that he devotes such time to the Company's affairs as is reasonably necessary for the performance of his duties, such activities are not competitive with the Company's business and such activities do not materially adversely affect his performance as an officer and director of the Company. Mr. Ramming's employment agreement, which was effective as of August 1, 1997, provided for an annual salary of $125,000 and an annual automobile allowance of $12,000. Mr. Ramming has agreed prospectively to curtail all material outside business activities in connection with the current negotiation of a multiple year employment contract with the Company.

  Mr. Easley served as Chief Financial Officer of the Company during 1997 and performed certain other services, including sourcing and conducting due diligence on certain acquisition prospects and raising debt and equity capital, pursuant to a consulting arrangement with the Company. Mr. Easley's employment agreement, which was effective as of March 1, 1998, provided for an annual salary of $175,000 and an annual automobile allowance of $12,000.

  On September 1, 1998, Dewitt H. Edwards joined the Company as Executive Vice President. Mr. Edwards has entered into a five year employment agreement with the Company providing for an annual salary of $150,000 and 100,000 options to purchase common stock at $3.10 which vest over the life of the employment agreement.

  On November 1, 1998, Jerry Winchester was named Group President in charge of operations for the Company. Mr. Winchester has entered into a five year employment agreement with the Company providing for an annual salary of $250,000.

COMPENSATION OF DIRECTORS

  1997 Outside Directors' Option Plan. On November 12, 1997, the Board of Directors of the Company adopted the 1997 Outside Directors' Option Plan (the "Directors' Plan") and the Company's stockholders approved such plan on December 8, 1997. The Directors' Plan provides for the issuance each year of an option to purchase 15,000 shares of Common Stock to each member of the Board of Directors who is not an employee of the Company. The purpose of the Directors' Plan is to encourage the continued service of outside directors and to provide them with additional incentive to assist the Company in achieving its growth objectives. Options may be exercised over a five-year period with the initial right to exercise starting one year from the date of the grant, provided the director has not resigned or been removed for cause by the Board of Directors prior to such date. After one year from the date of the grant, options outstanding under the Directors' Plan may be exercised regardless of whether the individual continues to serve as a director. Options granted under the Directors' Plan are not transferable except by will or by operation of law. As of the date hereof options to purchase 45,000 shares of Common Stock have been granted under the Directors' Plan at an exercise price of $4.25 per share.]

  Other Compensation. In addition to stock option issuances under the Directors' Plan, Directors who are not employees of the Company receive $250 for their attendance at each Board of Directors and committee meeting and are reimbursed for their travel, lodging and food expenses incurred in connection with attending such meetings.

EMPLOYEE AND CONSULTANT STOCK OPTIONS AND STOCK GRANTS

  1996 Incentive Stock Plan. In November 1996, IWC Services adopted its 1996 Incentive Stock Plan (the "Incentive Stock Plan") which was subsequently approved by IWC Services' stockholders. The Incentive Stock Plan authorized the Board of Directors to provide a number of key employees with incentive compensation commensurate with their positions and responsibilities. The Incentive Stock Plan permits the grant of incentive equity awards covering up to 960,000 shares of Common Stock. In connection with the acquisition of IWC Services by the Company, the Company issued incentive stock options covering an aggregate of 460,000 shares of Common Stock to persons who were the beneficial owners of 200,000 options that were previously granted by IWC Services. These incentive stock options were exercisable by the holders thereof for a period of 10 years from the original date of grant at an exercise price of $0.43 per share. As of the date hereof 425,500 of such options have been exercised.

  Boots & Coots Employee Options. In June 1997, IWC Services issued options to purchase a total of 100,000 shares of its common stock at a price of $1.00 per share to nine employees of Boots & Coots. In connection with the acquisition of IWC Services by the Company, the Company issued incentive stock options covering an aggregate of 230,000 shares of Common Stock to the Boots & Coots employees who were the beneficial owners of the 100,000 options that were previously granted by IWC Services. These stock options will vest at the rate of 20% per year commencing in July 1998 and be exercisable by the holders thereof for a period of 10 years from the original date of grant at an exercise price of $0.43 per share.

  1997 Incentive Stock Plan. In December 1997, the Company adopted its 1997 Incentive Stock Plan (the "1997 Incentive Stock Plan"), the form of which was approved by the stockholders of the Company in December 1997. The 1997 Incentive Stock Plan authorizes the Board of Directors to provide key employees with incentive compensation commensurate with their positions and responsibilities. The 1997 Incentive Stock Plan permits the grant of incentive equity awards covering up to 1,475,000 shares of Common Stock. Grants may be in the form of qualified or nonqualified stock options, restricted stock, phantom stock, stock bonuses and cash bonuses. As of the date hereof, stock options of 1,025,000 shares of Common Stock have been made under the 1997 Incentive Stock Plan. Such options vest ratably over a five year period from the date of grant. Options to purchase 70,000 shares of Common Stock have been exercised as of the date hereof.

  1997 Executive Compensation Plan. In December 1997, the Company proposed its 1997 Executive Compensation Plan (the "1997 Executive Compensation Plan"), the form of which was approved by the stockholders of the Company in December 1997. The 1997 Executive Compensation Plan authorizes the Board of Directors to provide executive officers with incentive compensation commensurate with their positions and responsibilities. The 1997 Executive Compensation Plan permits the grant of incentive equity awards covering up to 1,475,000 shares of Common Stock. Grants may be in the form of qualified or nonqualified stock options, restricted stock, phantom stock, stock bonuses and cash bonuses.

 Contractual Stock Options.

  During the period from July 29, 1997 through the date hereof, contractual stock options for 1,345,000 shares of Common Stock, in the aggregate, have been granted to certain employees and consultants. Such options are exercisable ratably over a two to four year period at prices ranging from $.43 to $2.00 per share. Certain of such options include the right to relinquish the vested portion of the option at fair market value in exchange for the exercise price of the balance of the option shares.



INDEMNIFICATION

  The Company's Amended and Restated Certificate of Incorporation and By-laws are intended to take full advantage of the enabling provisions of the General Corporation Law of the State of Delaware ("GCLD") with respect to limiting the personal liability of its officers, directors, employees and agents. The Amended and Restated Certificate of Incorporation and By-laws provide that the Company may indemnify current and former directors, officers, employees and agents, and persons serving in similar capacities in the subsidiaries or other entities in which the Company has an interest to the fullest extent permitted by the GCLD. Thus, the Company may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors of the Company. Under the Company's By-laws, indemnification payments may only be made upon a determination that the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. Such determination shall be made (i) by a majority of the disinterested members of the Board of Directors, (ii) by independent legal counsel in a written opinion, or (iii) by the stockholders.

DISCLOSURE OF THE COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions of the Company's Amended and Restated Certificate of Incorporation, the GCLD, and/or the provisions of the indemnification agreements executed between each director and executive officer, and the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER PROVISIONS

  The provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in that shareholder's best interests, including attempts that might result in a premium over the market price for the shares held by shareholders. In addition, certain provisions of Delaware law and the Company's 1996 and 1997 Incentive Stock Plans and 1997 Executive Compensation Plan may be deemed to have a similar effect.

  Amended and Restated Certificate of Incorporation and By-laws. The Board of Directors of the Company is divided into three classes. The term of office of Class I directors is one year, of Class II directors is two years and of Class III directors is three years. The term of each class of directors expires at each annual meeting of shareholders held during the year of the one, two or three year anniversary of their election for Class I, Class II and Class III directors, respectively, when their successors are elected and qualified. Shareholders may remove a director only for cause. In general, the Board of Directors, not the Company's shareholders, has the right to appoint persons to fill vacancies on the Board of Directors.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company's Board of Directors, by resolution, may establish one or more classes or series of preferred shares having the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors fixes without any shareholder approval. Any rights, preferences, privileges, and limitations that are established could have the effect of impeding or discouraging the acquisition of control of the Company.

  The Company's Amended and Restated Certificate of Incorporation further provides special meetings of shareholders may be called only by the Board of Directors, or by the Board of Directors at the written request of the holders of at least fifty percent of all shares entitled to vote at the proposed special meeting.

  The Company's Amended and Restated Certificate of Incorporation also provides that the only business (including election of directors) that may be considered at an annual or special meeting of shareholders, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by shareholders who comply with the notice and disclosure requirements of the Amended and Restated Certificate of Incorporation. In general, the Amended and Restated Certificate of Incorporation requires that a shareholder give the Company notice of proposed business or nominations no later than sixty days before the annual meeting of shareholders (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to shareholders. In general, the notice must also contain certain information about the shareholder proposing the business or nomination, his interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations.

  The Amended and Restated Certificate of Incorporation provides that approval by the holders of at least two-thirds of the outstanding voting shares is required to amend the provisions of the By-Laws.

  Delaware Anti-takeover Statute. The Company is a Delaware corporation and is subject to Section 203 of the GCLD. In general, Section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of the Company's outstanding voting shares) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested shareholder unless (a) before that person became an interested shareholder, the Board of Directors of the Company approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, (b) upon consummation of the transaction that resulted in the interested shareholder's becoming an interested shareholder, the interested shareholder owns at least 85% of the voting shares of the Company outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested shareholder, the business combination is approved by the Board of Directors of the Company and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the Company not owned by the interested shareholder.

  Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

  Debt. Certain provisions of the Senior Loan Agreement and Subordinated Note and Warrant Purchase Agreement may also impede a change in control of the Company, in that they provide that the Company must offer to prepay such loans in the event of a change of control through either a change in a specified percentage of the management of the Company or the acquisition by a third party or an affiliated group of a specified percentage of the voting securities of the Company.

  1996 and 1997 Incentive Stock Plans and 1997 Executive Compensation Plan. The Company's 1996 and 1997 Incentive Stock Plans and 1997 Executive Compensation Plan provide for accelerated vesting of restricted stock grants and stock options and awards if there is a "change of control" of the Company, defined as (1) a "change in control" of the Company, as that term is contemplated in the federal securities laws; or (2) the occurrence of any of the following events: (A) any Person becomes, after the effective date of such plan, the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; provided, that the acquisition of additional voting securities, after the effective date of such plan, by any Person who is, as of the effective date of such plan, the beneficial owner, directly or indirectly, of 20% or more of the combined voting power of the Company's then outstanding securities, shall not constitute a "Change in Control" of the Company, (B) a majority of individuals who are nominated by the Board of Directors for election to the Board of Directors on any date, fail to be elected to the Board of Directors as a direct or indirect result of any proxy fight or contested election for positions of the Board of Directors.

                           SELLING SECURITY HOLDERS

  An aggregate of 18,423,861 shares (the "Shares") of Common Stock, including 6,118,937 shares underlying warrants to purchase Common Stock, are being registered in this Offering for the account of the Selling Security Holders listed on Schedule A to this Prospectus. The Selling Security Holders' Shares are not being underwritten in this Offering and the Company will not receive any proceeds from the sale of the Selling Security Holders' Shares. The Shares of Common Stock being registered for the account of the Selling Security Holders may be sold by the Selling Security Holders or their transferees commencing on the date of this Prospectus. Sales of such Shares of Common Stock by the Selling Security Holders or their transferees may depress the price of the Common Stock on AMEX and in any market that may develop for such Shares. The Company will not receive any of the proceeds from the sale of such Shares of Common Stock. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

  The sale of the Selling Security Holders' Shares may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Security Holders) on the AMEX or in negotiated transactions, through the writing of options on the Selling Security Holders' Shares, through a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

  The Company is not aware of any agreements, undertakings or arrangements with any underwriters or broker-dealers regarding the sale of Selling Security Holders' Shares. The Selling Security Holders may effect transactions in the Shares by selling their securities directly to purchasers or to broker-dealers who may purchase the Selling Security Holders' Shares as principals and thereafter sell such Shares from time to time on AMEX, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals, or both.

  The Selling Security Holders and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act. Furthermore, in the event of a "distribution" of his or her Shares, such Selling Security Holders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act until his or her participation in the distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing, or stabilizing the price of Common Stock in connection with the offering.

  The holders of an aggregate of 11,191,653 Shares offered hereby are subject to restrictions which limit the number of such shares they are permitted to sell during a given period pursuant to this Prospectus. Such holders are permitted to sell no more than fifty percent of the Shares owned by them offered hereby during the first three months after the effective date of the registration statement of which this Prospectus forms a part, and no more than twenty-five percent during the following three month period. At the expiration of six months from the effective date of the registration statement, such holders may sell their shares pursuant hereto without being subject to such restrictions. The holders of shares subject to the foregoing restrictions are not prohibited from selling shares pursuant to Rule 144 concurrently with any sale of their shares pursuant to this Prospectus and any sales pursuant to Rule 144 will not reduce the number of shares that may be sold by them pursuant to this Prospectus.

  There is no assurance that the Selling Security Holders will be able to sell all or any of the Shares offered hereby.

  The Company has notified the Selling Security Holders of the prospectus delivery requirements for sales made pursuant to this Prospectus and that, if there are material changes to the stated plan of distribution, a post-effective amendment with current information would need to be filed before offers are made and no sales could occur until such amendment is declared effective.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH LARRY H. RAMMING

  On April 30, 1998, Larry H. Ramming, the Chief Executive Officer of the Company, pledged 4,004,200 shares of Common Stock of the Company owned by him to secure a loan in the aggregate amount of $7,000,000 from Prudential Securities Incorporated. Mr. Ramming used the proceeds of such loan to purchase the Senior Notes and Additional Senior Notes that the Company had previously issued to Main Street Merchant Partners II, L.P., and Geneva Associates, L.L.C., in connection with the acquisition of ITS Supply Corporation and in order to replenish working capital following the acquisition of B & C Special Services. Mr. Ramming subsequently agreed to extend the maturity date of the Senior Notes from May 1, 1998, to October 1, 1998, and to extend the maturity date of the Additional Senior Notes from June 15, 1998, to October 1, 1998, in exchange for a one-time fee of up to one percent of the principal balance thereof ($70,000). Subsequently, Mr. Ramming agreed to extend the maturity of the Senior Notes and Additional Senior Notes on a month to month basis. The Company has paid Mr. Ramming $5,473,156 to be applied toward repayment of the 10% Senior Secured Note held by Mr. Ramming.

TRANSACTIONS INVOLVING ARIZONA SECURITIES GROUP, INC.

  Arizona Securities Group, Inc. ("Arizona Securities"), served as one of two placement agents appointed by the Company in connection with the Company's September private placement of 7,475,000 shares of Common Stock. Among the principals of Arizona Securities are Mark S. Howells and Jeffrey J. Puglisi. In connection therewith, the Company paid Arizona Securities a placement fee of $710,000 and issued to Arizona Securities a warrant to purchase 696,500 shares of Common Stock at an exercise price of $1.20 per share. In addition, the Company paid Arizona Securities a non-accountable expenses allowance in the amount of $224,000 and paid approximately $57,000 to legal counsel for the placement agents for fees incurred in connection with such offering.

  Arizona Securities served as the placement agent appointed by the Company in connection with the Company's private placement of up to 400,000 Units, each consisting of one share of Redeemable Stock and one Unit Warrant. In connection therewith, the Company paid Arizona Securities a placement fee of $222,000 and paid approximately $33,000 to legal counsel for Arizona Securities for fees incurred in connection with such offering.

                           DESCRIPTION OF SECURITIES

AUTHORIZED STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of $0.00001 par value Common Stock and 5,000,000 shares of $0.00001 par value preferred stock (the "Preferred Stock"). As of the date hereof, a total of 32,927,232 shares of Common Stock are issued and outstanding options and warrants to purchase an aggregate of 7,430,937 shares of Common Stock have been issued, 450,000 shares of Preferred Stock have been designated as 10% Junior Redeemable Convertible Preferred Stock ("Redeemable Stock") and 140,000 shares of Redeemable Stock are issued and outstanding. All issued and outstanding shares of Common Stock and Preferred Stock of the Company are fully paid and nonassessable.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by applicable law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes of capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding shares of Common Stock and the Redeemable Stock, which votes with the Common Stock as a class, constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Amended and Restated Certificate of Incorporation.

  Holders of shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of Redeemable Stock or Preferred Stock. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock (including the Redeemable Stock).

PREFERRED STOCK

  Under the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of Common Stock.

  The Board of Directors may, without further action by the stockholders of the Company, issue shares of Preferred Stock which it has designated. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock. While the issuance of Preferred Stock provides desired flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control of the Company without further action by the stockholders and may discourage bids for the Common Stock at a premium over the market price.

  450,000 shares of the Preferred Stock have been designated as "10% Junior Redeemable Convertible Preferred Stock." See "Description of Securities-- Description of Units."

DESCRIPTION OF UNITS

  The Company has issued in a private placement 196,000 Units, each Unit consisting of one share of Redeemable Stock and one Warrant representing the right to purchase five shares of Common Stock at $5.00 per share ("Unit Warrant"), subject to anti-dilution protection and adjustments under certain circumstances. As of the date hereof, the Company has redeemed 56,000 shares of the Redeemable Stock or $1,400,000 of such shares. The Company intends to redeem over the next several months approximately 140,000 shares or $3,500,000 of Redeemable Stock outstanding or negotiate extended terms.

 Redeemable Stock

  Rank. The Redeemable Stock is senior to the Common Stock of the Company with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the affairs of the Company, but the Company may designate and issue one or more series of preferred stock with rights equal or superior to the rights of the holders of Redeemable Stock.

  Dividends. The holders of the Redeemable Stock are entitled to cumulative dividends at the rate of 10% per annum on the face value per share thereof ($25.00). Dividends on the Redeemable Stock are initially payable upon the first to occur of the six month anniversary of the date of issuance or the redemption thereof. Dividends on shares of Redeemable Stock outstanding after the six month anniversary of issuance will be payable on the face value thereof quarterly in arrears. Dividends on the Redeemable Stock may be paid in cash or, at the election of the Company, in additional shares of Redeemable Stock, each such share being valued for such purposes at $25.00 per share. The Company may not pay dividends or make any other distribution on any shares of Common Stock or any equity securities of the Company junior to the Redeemable Stock in respect of dividends so long as dividends on the Redeemable Stock are in arrears.

  Liquidation, Dissolution, Winding Up. In the event of the liquidation, voluntary or involuntary, dissolution or winding up of the affairs of the Company, the holders of the Redeemable Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, an amount equal to $25.00 per share, plus any accrued and unpaid dividends on such shares, before any payment or distribution is made with respect to any Common Stock or equity securities of the Company junior to the Redeemable Stock in respect of distributions upon liquidation, dissolution or winding up of the affairs of the Company.

  Optional Redemption by the Company. The Redeemable Stock may be redeemed by the Company at any time on or before the six month anniversary of the date of issuance (from October 17, 1998 through December 8, 1998) without prior written notice in an amount per share equal to $25.00, plus any accrued and unpaid dividends thereon. After the six month anniversary of the date of issuance of the Redeemable Stock and for so long as such shares are outstanding, the Company may redeem such shares upon fifteen days prior written notice.

  Optional Conversion by Holders. In the event shares of Redeemable Stock are not redeemed by the Company on or before the six month anniversary of the date of issuance, each unredeemed share shall thereafter, until the nine month anniversary of the date of issuance be convertible, at the election of the holder thereof, into such number of shares of Common Stock as shall be obtained by dividing $25.00 by 85% of the average of the last reported sales prices of shares of the Common Stock (or the average of the closing bid and asked prices if no transactions have been reported), not to exceed $6.00 per share, for the 10 trading days immediately preceding the receipt by the Company of written notice from the holder thereof of an election to so convert such share of Redeemable Stock. In the event the Company has not redeemed shares of Redeemable Stock on or before the nine month anniversary of the date of issuance, each unredeemed share shall become immediately convertible, at the election of the holder thereof, into such number of shares of Common Stock as shall be obtained by dividing $25.00 by $2.75 (proportionately adjusted for Common Stock splits, combinations of Common Stock and dividends paid in shares of Common Stock).

  Voting Rights. The holders of the Redeemable Stock are entitled (i) to cast a number of votes equal to the number of shares of Common Stock in which such shares are convertible, at the record date for the determination of stockholders entitled to vote on such matters or, if no record date is established, at the date such vote is taken, and (ii) have voting rights and powers equal to the voting rights and powers of the

  Common Stock, except as set forth below. The holders of the Redeemable Stock have the right to vote as a separate class to amend, alter, waive the application of, or repeal (whether by merger, consolidation or otherwise) any provision of the Certificate of Designation thereof.

  Registration Rights. The holders of Redeemable Stock have certain demand and piggyback registration rights with respect to the shares issuable upon the conversion thereof. See "Description of Securities--Registration Rights of Certain Security Holders."

 Unit Warrants

  Each Unit includes one Unit Warrant representing the right to purchase five shares of Common Stock at an exercise price of $5.00 per share ("Warrant Shares"), subject to anti-dilution protection and adjustments under certain circumstances. Each Unit Warrant is exercisable for a period of five years from the date of issuance.

  Exercise by Holders. Each Unit Warrant is exercisable for shares of Common Stock either by the delivery of cash, cashiers check or certified bank check payable to the Company for the exercise price of the Common Stock being purchased thereby, or by relinquishing such number of Unit Warrant Shares as is equal to the aggregate exercise price, based upon the market price of the Common Stock for the ten trading days immediately preceding the exercise of the Unit Warrant.

  Adjustment of Exercise Price. The exercise price of the Unit Warrant is subject to adjustment downward in the event the Company issues Common Stock or securities convertible or exercisable for shares of Common Stock at a price of less than $4.00 per share. The adjustment is calculated by dividing (A) an amount equal to the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the then existing exercise price, and (2) the consideration, if any, received by the Company upon such issuance or sale, by (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale. The exercise price of the Unit Warrant is also subject to adjustment proportionally in the event the issued and outstanding Common Stock shall be subdivided into a greater number of shares or combined into a lesser number of shares.

  No Fractional Shares. No fractional shares will be issued upon the exercise of the Unit Warrants. In lieu of issuing fractions of shares, the Company will pay the holder thereof an amount in cash equal to the market price of a share of Common Stock on the exercise date, multiplied by such fraction.

  Registration Rights. The holders of the Unit Warrants have certain demand and piggyback registration rights with respect to the Warrant Shares. See "Description of Securities--Registration Rights of Certain Security Holders."

SUBORDINATED NOTES

  The Company has issued 12% Senior Subordinated Notes due December 31, 2000 ("Subordinated Notes"), of which an aggregate of $100,000 principal amount are outstanding as of the date of this Prospectus. The holders of Subordinated Notes hold associated warrants to purchase an aggregate of 26,041 shares of Common Stock at an exercise price of $3.84 per share. See "Description of Securities--Subordinated Note Warrants."

SENIOR NOTES AND ADDITIONAL SENIOR NOTES

  The Company has issued 10% senior secured promissory notes due October 1, 1998 ("Senior Notes") in the aggregate principal amount of $5,000,000 and additional 10% senior secured promissory notes due October 1, 1998 ("Additional Senior Notes") in the aggregate principal amount of $2,250,000. The Senior Notes and Additional Senior Notes were purchased from the original holders thereof by Larry H. Ramming, the Chief Executive Officer of the Company, on April 30, 1998. See "Certain Transactions."

  The Company issued warrants to the original holders of the Senior Notes and Additional Senior Notes representing the right to purchase 2,500,000 shares, in the aggregate, of Common Stock. See "Description of Securities--Main Street/Geneva Warrants." Such warrants include certain demand and piggyback registration rights with respect to the Common Stock issuable upon the exercise thereof. See "Description of Securities--Registration Rights of Certain Security Holders."

PRUDENTIAL SUBORDINATED NOTES

  The Company has issued to The Prudential Insurance Company of America ("Prudential") $30,000,000 of 11.28% Senior Subordinated Notes due July 23, 2006 (the "Prudential Subordinated Notes").



  In conjunction with the sale of the Prudential Subordinated Notes, the Company issued to Prudential a warrant to purchase 3,165,396 shares of common stock. See "Description of Securities--Prudential Warrant." Such warrant includes certain demand and piggyback registration rights with respect to the Common Stock issuable upon the exercise thereof. See "Description of Securities--Registration Rights of Certain Security Holders."

SUBORDINATED NOTE WARRANTS

  In connection with the Company's private placement of $3,000,000 of Subordinated Notes concluded in July 1997, the holders of Subordinated Notes were issued associated warrants (the "Subordinated Note Warrants") to purchase Common Stock of the Company. The holders of the Subordinated Notes were subsequently offered the opportunity to convert their Subordinated Notes into Common Stock of the Company at a price of $0.75 per share, contingent upon the extinguishment of their Subordinated Note Warrants without exercise. The holders of $2,900,000 of Subordinated Notes elected to convert such notes into Common Stock. As of the date of this Prospectus $100,000 in Subordinated Notes are outstanding, along with Subordinated Note Warrants representing the right to purchase an aggregate of 26,041 shares of Common Stock at an exercise price of $3.84 per share.

PLACEMENT AGENTS' WARRANTS

  In connection with the private placement of 7,475,000 shares of Common Stock of the Company in September 1997, the Company granted the placement agents in such offering warrants to purchase an aggregate of 747,500 shares of Common Stock of the Company at an exercise price of $1.20 per share (the "Placement Agents' Warrants"). The Placement Agents' Warrants are exercisable for a period of five years and include certain demand and piggyback registration rights. See "Description of Securities--Registration Rights of Certain Security Holders."

MAIN STREET/GENEVA WARRANTS

  In connection with the purchase of the Senior Notes, the proceeds of which were used to finance the acquisition of ITS, and the Additional Senior Notes, the original holders thereof, Main Street Merchant Partners II, L.P. ("Main Street"), and Geneva Associates, L.L.C. ("Geneva"), were granted warrants to purchase an aggregate of 2,000,000 shares of the Company's Common Stock at a price of $2.62 per share and warrants to purchase an aggregate of 500,000 shares of the Company's Common Stock at $4.50 per share, respectively (collectively, the "Main Street/Geneva Warrants"). The Main Street/Geneva Warrants are exercisable for a period of six years and include demand and piggyback registration rights. The Company also agreed to issue an additional warrant for 500,000 shares to such holders at an exercise price of $2.00 per share in the event of a default under the terms of the Senior Notes or Additional Senior Notes. See "Description of Securities--Registration Rights of Certain Security Holders."

PRUDENTIAL WARRANT

  In connection with the purchase of the Prudential Subordinated Notes, the Company issued a warrant representing the right to purchase 3,165,396 shares of Common Stock of the Company at an exercise price of $6.70 per share (the "Prudential Warrant Shares"), subject to anti-dilution protection and adjustments under certain circumstances. The Prudential Warrant is not exercisable until after July 23, 2000 and terminates on the later of July 23, 2008, or six months after the date the Prudential Subordinated Notes are fully retired.

  Exercise by Holders. The Prudential Warrant is exercisable for shares of Common Stock either by the delivery of cash or certified bank check payable to the Company for the exercise price of the Common Stock being purchased thereby, or by relinquishing such number of Prudential Warrant Shares as is equal to the aggregate exercise price, based upon the market price of the Common Stock on the date of exercise.

  Adjustment of Exercise Price. The exercise price of the Prudential Warrant is subject to adjustment downward in the event the Company issues Common Stock or securities convertible or exercisable for shares of Common Stock at a price of less than the then current market price of the Common Stock. The adjustment is calculated by multiplying the exercise price by a fraction (A) the numerator of which shall be (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale plus (ii) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such Additional Shares of Common Stock so issued or sold would purchase at such Market Price, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issue or sale.

  The exercise price of the Prudential Warrant is also subject to the right of the holder to unilaterally adjust such price at any time after July 23, 2000 and prior to September 22, 2000, to an amount equal to the average market price of a share of Common Stock for the thirty trading days prior to July 23, 2000.

  The exercise price of the Prudential Warrant is also subject to adjustment proportionally in the event the issued and outstanding Common Stock shall be subdivided into a greater number of shares or combined into a lesser number of shares.

  No Fractional Shares. No fractional shares will be issued upon the exercise of the Prudential Warrant. In lieu of issuing fractions of shares, the Company will pay the holder thereof an amount in cash equal to the market price of a share of Common Stock on the exercise date, multiplied by such fraction.

  Registration Rights. The holder of the Prudential Warrant has certain demand and piggyback registration rights with respect to the Prudential Warrant Shares. See "Description of Securities--Registration Rights of Certain Security Holders."

EMPLOYEE AND DIRECTOR OPTIONS

  The Company has employee and director stock option plans. For a description of the options issued or issuable pursuant to such plans, see Management-- "Compensation of Directors" and "Employee and Consultant Stock Options and Stock Grants."

VOTING TRUST AGREEMENT

  In May 1995, Brian Krause, the Company's President, Raymond Henry, the Company's Director of Well Control Operations, Richard Hatteberg, the Company's Senior Vice President, Well Control, and Danny Clayton, the Company's Senior Vice President and the President of IWC de Venezuela, entered into a five-year Voting Trust Agreement that gives Larry H. Ramming, the Company's Chairman and Chief Executive Officer, and Mr. Henry, as co-trustees, the right to vote all shares of Common Stock now owned or hereafter acquired by Messrs. Krause, Henry, Hatteberg and Clayton during the five-year period ending December 31, 2000. In the event that Messrs. Ramming and Henry are unable to reach an agreement respecting the voting of such shares, the Voting Trust Agreement designates Charles T. Phillips, attorney at law, as the tiebreaker. The Voting Agreement provides that twenty percent of the shares subject to such agreement are eligible for release therefrom beginning on each one year anniversary date of the agreement upon the written request of the party owning such shares. Currently, 1,840,000 shares (representing 5.5% of the Company's outstanding Common Stock) have been released from the Voting Trust Agreement and 2,760,000 shares (representing 8.5% of the Company's outstanding Common Stock) remain subject thereto.

REGISTRATION RIGHTS OF CERTAIN SECURITY HOLDERS

  General. The registration rights granted by the Company generally require the Company to pay the fees and expenses incurred by it in connection with such registration and to indemnify the holders (and their affiliates) of shares sold in any such offering against any losses, claims, damages, liabilities or expenses incurred by them which arise out of or are based upon any untrue statement (or alleged untrue statement) of a material fact incident to such registration, unless made in reliance upon information provided by such holder for use therein. Each holder whose securities are included in such registration is required to indemnify the Company (and its affiliates) against any losses, claims, damages, liabilities or expenses incurred by it which arise out of or are based upon any untrue statement (or alleged untrue statement) of a material fact in such registration statement if made in reliance upon information provided by such holder for use therein.

  Units. The holders of the Units have one demand registration right commencing one year after the closing to register the shares of Common Stock issuable upon the conversion of the Redeemable Stock and one demand registration right commencing one year after such closing, to register shares of Common Stock issuable upon the exercise of the Unit Warrants, such rights to be exercisable upon the written agreement of the holders of a majority of the shares of Common Stock issued or issuable upon the conversion of the Redeemable Stock or a majority of the shares of Common Stock issued or issuable upon the exercise of the Unit Warrants, respectively. Such holders also have the right to an unlimited number of piggyback registrations of such shares. The Company is not required to register any shares that are able to be sold to the public without registration nor is it required to file a registration statement for a period of 180 days after the effective date of any registration statement filed by the Company in which Main Street or Geneva included shares of Common Stock.

  Subordinated Note Warrants. The Subordinated Note Warrants, exercisable for an aggregate of 26,041 shares of Common Stock at $3.84 per share, have associated piggyback registration rights entitling the holders thereof to have the shares of Common Stock issuable upon the exercise thereof included in a registration statement filed by the Company under the Act (other than a registration statement on Forms S-8 or S-4).

  September Private Placement. The holders of the 7,475,000 shares of Common Stock purchased in the private placement concluded in September 1997, have piggyback registration rights entitling the holders thereof to have the shares of Common Stock purchased by them in such offering included in a registration statement filed by the Company under the Act (other than a registration statement on Forms S-8 or S-4).

  Placement Agents' Warrants. In connection with the private placement of Common Stock of the Company in September 1997, the Company agreed that if it causes a registration statement, or offering statement under Regulation A of the Act, to be filed with the SEC, Arizona Securities Group, Inc. ("Arizona Securities") and Paradise Valley Securities, Inc., as the placement agents for such offering, will have the right during the life of the Placement Agents' Warrants issued to such agents (exercisable for an aggregate of 747,500 shares) to include in such registration statement or offering statement such Placement Agents' Warrants and/or the securities issuable upon their exercise. Additionally, the Company has agreed that, upon written request by a 50% holder of such Placement Agents' Warrants made during the exercise period of the Placement Agents' Warrants, it will register the Placement Agents' Warrants and/or any of the securities issuable upon exercise thereof. The initial such registration to be at the Company's expense and the second at the expense of the holder(s).

  Principals of Arizona Securities. The Company has granted to Arizona Securities registration rights covering the 2,001,000 shares of Common Stock issued to Arizona Securities as compensation for services rendered to the Company for its efforts in raising capital and any additional shares of Common Stock acquired by Arizona Securities and its principals. The registration rights granted to Arizona Securities were transferred to the principals of Arizona Securities, Mark S. Howells, Jeffrey T. Puglisi and Scott Tominaga. The registration rights consist of unlimited "piggyback" registration rights for the five year period commencing July 29, 1997, and a one-time demand registration right (i) exercisable twelve months after July 29, 1997, provided that the Company is eligible to utilize Form S-3 for such registration, or
(ii) exercisable eighteen months after July 29, 1997, regardless of the registration form which is available to the Company, provided that no demand registration right may be exercised in the event that piggyback registration rights were available within the immediately preceding twelve months.

  Acquisition of Boots & Coots. The Company granted a one-time demand registration right to Boots & Coots for the 259,901 shares of Common Stock issued to Boots & Coots on July 31, 1997, in connection with the acquisition of its operating assets by the Company, exercisable beginning on July 31, 1999, and further agreed that if the Company files a registration statement with the SEC at any time within seven years after July 31, 1997, Boots & Coots will have the right to include in such registration statement such shares of Common Stock.

  Main Street/Geneva Warrants. The Company granted registration rights to the holders of the Main Street/Geneva Warrants covering the 2,500,000 shares of Common Stock issuable upon the exercise of such warrants. The registration rights granted include the right to demand two registrations using Form S-1, an unlimited number of demand registrations on Forms S-2 or S-3 and an unlimited number of piggyback registrations. Additionally, the registration rights prohibit the Company from granting any registration rights which might lead to a registration statement being declared effective within 180 days after the effective date of any registration statement filed by the Company in which Main Street or Geneva has included shares of Common Stock and also grant to Main Street and Geneva registration rights no less favorable than any registration rights subsequently granted by the Company.

  Acquisition of B & C Special Services. The stockholders of B & C Special Services received piggyback registration rights for the 488,136 shares of Common Stock issued to them in connection with the acquisition of B & C Special Services by the Company, which rights entitle them to include the shares of Common Stock received by them in the acquisition in a registration statement filed by the Company under the Act (other than registration statements on Forms S-8 or S-4) until all such shares are eligible to be resold under Rule 144 or the seventh anniversary of the issuance thereof (February 20, 2005).

  Prudential Warrant. The holder of the Prudential Warrant has one demand registration right commencing after July 23, 2000, to register shares of Common Stock issuable upon the exercise of the Prudential Warrant, provided that at least 33.3% of the Common Stock issued or issuable upon the exercise of the Prudential Warrant is included in such registration. Such holder also has the right to an unlimited number of piggyback registrations of such shares. The Company is not required to register any shares that are able to be sold to the public without registration.

                       SHARES AVAILABLE FOR FUTURE SALE

  There are 32,927,232 shares of Common Stock issued and outstanding at the date of this Prospectus, together with options and warrants that represent the right to purchase up to 8,305,932 additional shares of Common Stock at prices ranging between $0.43 and $6.00 per share. Additionally, the Company has made restricted stock grants for 1,835,000 shares of Common Stock and has issued 196,000 shares of Redeemable Stock and Unit Warrants representing the right to purchase 980,000 shares of Common Stock at a price of $5.00 per share. Of the 32,927,232 shares of Common Stock outstanding, 8,030,225 shares are "restricted securities" under the federal securities laws and have not been registered for resale pursuant to this Prospectus. All such restricted securities may, in the future, be sold in compliance with the requirements of Rule 144 promulgated under the Act ("Rule 144"). In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the issued and outstanding shares of Common Stock or the reported average weekly trading volume for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner-of-sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than two years are entitled to sell restricted securities without regard to the volume, manner-of-sale, notice and public information requirements of Rule 144. As a consequence, substantially all the Company's currently restricted Common Stock will be eligible for public sale within one year. Significant sales of currently restricted Common Stock may adversely affect the market price for the Common Stock and, consequently, the Redeemable Stock and Warrants, particularly if there is a limited trading market for such shares.


  In connection with the offering of Units by the Company, each officer and director of the Company owning of record or beneficially 200,000 shares or more of Common Stock of the Company entered into a Lock Up Agreement pursuant to which such person has agreed not to transfer any shares of Common Stock owned by him for a period of one year from the initial closing of the sale of the Units (April 17, 1998) without the consent of Arizona Securities, excluding transfers pursuant to bona fide pledges to financial institutions to secure indebtedness, for estate planning purposes or made as bona fide gifts. Such agreement currently covers approximately 9,697,918 shares of Common Stock.

                                TRANSFER AGENT

  The Transfer Agent for the Common Stock of the Company is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005 (Telephone (212) 936-5100).

                                 LEGAL MATTERS

  The validity of the issuance of the securities offered hereby will be passed upon for the Company by Brown, Parker & Leahy, LLP, Houston, Texas.

                                    EXPERTS

  The financial statements of the Company, Boots & Coots L.P. and Boots & Coots Special Services incorporated by reference in this Prospectus have been audited by Hein + Associates LLP, certified public accountants, to the extent and for the periods indicated in their reports, and have been incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

  The audited financial statements of the Logistics and Supply Division of ITS Investments, Inc. incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in giving said reports.

  The audited financial statements of Elmagco, Inc., as of December 31, 1997 and for the two-year period then ended, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in giving said reports.

                                   SCHEDULE A

                            SELLING SECURITY HOLDERS

                                   AMOUNT OF                       AMOUNT OF
                                     SHARES   AMOUNT OF SHARES   SHARES OWNED
 NO.             NAME                OWNED    BEING REGISTERED AFTER OFFERING(1)
 ---             ----              ---------- ---------------- -----------------
   1 80 Shore Road Corp.........       25,000        25,000           --0--
   2 A.G. Edwards & Sons, Inc.
      C/F Stewart Declan Geary
      IRA.......................      100,000       100,000           --0--
   3 A.M.C. Ltd. Money Purchase
      Pension Plan..............       25,000        25,000           --0--
   4 Anderson, Neal B...........        5,000         5,000           --0--
   5 Anderson, Craig F..........        5,000         5,000           --0--
   6 Anderson, Scott L..........        5,000         5,000           --0--
   7 Anderson, Kevin W..........        5,000         5,000           --0--
   8 Martin, Karen A............        5,000         5,000           --0--
   9 Martin, III, Harlon E......        5,000         5,000           --0--
  10 Karen A. Martin, as
      custodian for James A.
      Martin under U.T.M.A......        5,000         5,000           --0--
  11 Karen A. Martin, as
      Custodian for Jacqueline
      F. Martin under U.T.M.A...        5,000         5,000           --0--
  12 Craig F. Anderson, as
      Custodian for Keith H.
      Anderson under U.T.M.A....        5,000         5,000           --0--
  13 Craig F. Anderson, as
      Custodian for C. J.
      Anderson under U.T.M.A....        5,000         5,000           --0--
  14 Scott L. Anderson, as
      Custodian for Scott L.
      Anderson, Jr. under
      U.T.M.A...................        5,000         5,000           --0--
  15 Scott L. Anderson, as
      Custodian for Eleanor B.
      Anderson under U.T.M.A....        5,000         5,000           --0--
  16 Kevin W. Anderson, as
      Custodian for Matthew W.
      Anderson under U.T.M.A....        5,000         5,000           --0--
  17 Anderson, Bruce............      168,333       168,333           --0--
  18 Anderson Land, Ltd.........       66,666        66,666           --0--
  19 Battenberg, Gary E. and
      Barbara W.................       25,000        25,000           --0--
  20 BC Consolidated, L.P. .....      259,901       259,901           --0--
  21 Beardmore, John............      100,000       100,000           --0--
  22 Beverly Family, Ltd.(3)....      386,666       286,666         100,000
  23 Blocker Jr., John..........       25,000        25,000           --0--
  24 Borchert, R.V..............       25,000        25,000           --0--
  25 Bolin, George and Teresa...       33,333        33,333           --0--
  26 Bova, Salvatore............       50,000        50,000           --0--
  27 Brown, Jack................       33,333        33,333           --0--
  28 C.S.L. Associates, L.P.(4).      200,000       200,000           --0--
  29 Canada Trust A/C
      #0581058032-121E..........      750,000       750,000           --0--
  30 Canada Trust A/C
      #0582058032-221W..........      750,000       750,000           --0--
  31 Centina, Daniel............       30,000        30,000           --0--
  32 CMH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE...        5,000         5,000           --0--
  33 Cofsky, Jeffrey(5).........       26,041        26,041           --0--
  34 Cone, Penni Slay...........      100,000       100,000           --0--
  35 de Compiegne, Jr., Henri...       40,000        40,000           --0--
  36 Delaware Charter Guarantee
      & Trust Co. FBO Jeffrey J.
      Puglisi SEP/IRA...........      299,000       299,000           --0--

                                   AMOUNT OF                       AMOUNT OF
                                     SHARES   AMOUNT OF SHARES   SHARES OWNED
 NO.             NAME                OWNED    BEING REGISTERED AFTER OFFERING(1)
 ---             ----              ---------- ---------------- -----------------
  37 Delaware Charter Guarantee
      & Trust Co. FBO Keith L.
      Griffits SEP/IRA..........       25,000        25,000          --0--
  38 Delaware Charter Guarantee
      & Trust Co. FBO Stephen D.
      Spencer SEP/IRA...........       25,000        25,000          --0--
  39 Delaware Charter Guarantee
      & Trust Co. FBO Deborah D.
      Dunkum IRA(6).............       20,000        20,000          --0--
  40 Delaware Charter Guarantee
      & Trust Co. FBO Mark S.
      Howells SEP/IRA...........      300,150       300,150          --0--
  41 Delaware Charter Guarantee
      & Trust Co. FBO W.G.
      Dunkum, III IRA(6)........       20,000        20,000          --0--
  42 Derrick, Bruce W.(7).......       70,000        70,000          --0--
  43 Dixon, Robert C............       50,000        50,000          --0--
  44 Donald & Shelley Moorehead
      Charitable Trust(3).......      200,000       200,000          --0--
  45 Dufford, A. Scott and
      Dufford, Beth A...........       50,000        50,000          --0--
  46 Dunkum, W.G. III & Deborah
      D.(3).....................        5,000         5,000          --0--
  47 Elbaum, Steven S...........      100,000       100,000          --0--
  48 Elmira Realty Management
      Corp. Employee's Pension
      and Profit Sharing
      Plans(3)..................       15,000        15,000          --0--
  49 FARMCO.....................       50,000        50,000          --0--
  50 Farmers and Merchants Trust
      Company Cust. FBO Craig
      Langslet Rollover IRA.....      125,000       125,000          --0--
  51 Ferguson, Jr., Paul F......      223,333       223,333          --0--
  52 Flak, Henry & Carmen.......       25,000        25,000          --0--
  53 Founders Equity Group,
      Inc.(8)...................      400,000       400,000          --0--
  54 Franke, William A.(4)......      550,000       550,000          --0--
  55 Gabriel Investments Ltd....      300,000       300,000          --0--
  56 Garson, Lee A. & Garson,
      Corinne B., Trustees of
      the Garson Family Trust
      Dated September 15, 1988..       50,000        50,000          --0--
  57 Geary, Stewart and
      Kimberly..................       66,666        66,666          --0--
  58 Geneva Associates,
      L.L.C.(9).................    1,100,000     1,100,000          --0--
  59 George, Larry D............       25,000        25,000          --0--
  60 Gernant, Michael & Susan...       25,000        25,000          --0--
  61 Gibbs, James A.............       50,000        50,000          --0--
  62 Gossen, Jr., Frederick.....       33,333        33,333          --0--
  63 Grace, Hershey.............       66,666        66,666          --0--
  64 Gregory Brown as Trustee
      for Carson E. Brown Trust.       45,333        45,333          --0--
  65 Gregory Brown as Trustee
      for Kathryne T. Brown
      Trust.....................       77,333        77,333          --0--
  66 Gregory Brown as Trustee
      for Kristin L. Brown
      Trust.....................       77,333        77,333          --0--
  67 Grigsby, James T...........       25,000        25,000          --0--
  68 Hamilton, Wm. Arthur.......       25,000        25,000          --0--
  69 Hanawa, David A. ..........       89,964        60,725         29,239
  70 Harold & Beverly Rubenstein
      Family Trust(3)...........       50,000        50,000          --0--
  71 Harrington & Co. E.V. Fund
      II Ltd....................       75,000        75,000          --0--
  72 Heartland Trust Company
      TTEE for Fargo Water, Inc.
      401-K K. Kleist...........       50,000        50,000          --0--
  73 Henkemeyer, Gerome G., IRA.       50,000        50,000          --0--
  74 Holden, Helen(2)...........       20,000        20,000          --0--
  75 Holden, Helen and Jerry....       25,000        25,000          --0--
  76 Holland Holding, Inc.......       50,000        50,000          --0--

                                    AMOUNT OF                      AMOUNT OF
                                     SHARES   AMOUNT OF SHARES   SHARES OWNED
 NO.             NAME                 OWNED   BEING REGISTERED AFTER OFFERING(1)
 ---             ----               --------- ---------------- -----------------
  77 Holland, Terry Hunter.......      50,000       50,000             --0--
  78 Howells, Jeanie L. .........       5,000        5,000             --0--
  79 Huepenbecker, Wayne.........      25,000       25,000             --0--
  80 Irvine Capital Partners,
      L.P.(4)....................     450,000      450,000             --0--
  81 Johnson, Cederick...........      33,333       33,333             --0--
  82 Johnson, Doug...............   1,015,333      993,333            22,000
  83 JAH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE....       5,000        5,000             --0--
  84 JRH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE....       5,000        5,000             --0--
  85 JMH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE....       5,000        5,000             --0--
  86 KAH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE....       5,000        5,000             --0--
  87 Kennedy, WD.................      33,333       33,333             --0--
  88 Kherkher, Steven............      33,333       33,333             --0--
  89 Krause, Brian...............   1,462,200       25,000         1,437,200
  90 Kuhn, Leroy T...............      25,000       25,000             --0--
  91 LaBarbera, Philip...........     140,000      140,000             --0--
  92 Lake, John..................      45,000       45,000             --0--
  93 LaMont Asset Management SA..      25,000       25,000             --0--
  94 LaSalle, Cattle, Co., Ltd...      66,666       66,666             --0--
  95 Lesch, Steven...............      33,333       33,333             --0--
  96 Lowenthal, Malcolm P. & Joan
      G. JTWROS(3)...............      10,000       10,000             --0--
  97 Macey, Louis................      25,000       25,000             --0--
  98 MacLeod, Ian & Marilyn......      50,000       50,000             --0--
  99 Main Street Merchant
      Partners II, L.P.(10)......     777,277      777,277             --0--
 100 Marin, Carlos M. ...........      89,964       60,725            29,239
 101 Mark Howells Trust Dtd.
      06/25/97 Mark S. Howells,
      Trustee(11)................   1,604,085    1,604,085             --0--
 102 Marshall, Robert H..........      50,000       50,000             --0--
 103 Martin, Jr., Harlon.........      33,333       33,333             --0--
 104 Massey, Randall.............     266,666      266,666             --0--
 105 Massey, Scott...............      66,666       66,666             --0--
 106 Massey, John H..............      83,333       83,333             --0--
 107 McCarthy, Dennis............     200,000      200,000             --0--
 108 McMahon, Ed.................      66,666       66,666             --0--
 109 Miller, Jay Mark............      25,000       25,000             --0--
 110 Moore, Gary and Norma Jean..     333,333      333,333             --0--
 111 Moorehead, George O.........     100,000      100,000             --0--
 112 Moorehead, Donald F.........     250,000      250,000             --0--
 113 Moritz, John................      33,333       33,333             --0--
 114 Mosley, William.............      50,000       50,000             --0--
 115 Naiztat, Herbert............      25,000       25,000             --0--
 116 O'Brien, Timothy J. ........     154,104      104,020            50,084
 117 Paradise Valley Securities,
      Inc.(2)....................      51,000       51,000             --0--
 118 Poore, James M. & Amelia E..      50,000       50,000             --0--
 119 Pritchett, Joe Pat..........     133,333      133,333             --0--
 120 Puglisi Capital Partners,
      L.P.(12)...................     180,000      180,000             --0--
 121 Puglisi, Jeffrey J.(11).....   1,440,865    1,440,865             --0--
 122 R. Chaney and Partners III,
      L.P........................     300,000      300,000             --0--
 123 Radix Associates............      50,000       50,000             --0--
 124 Reider, Franklin............      75,000       75,000             --0--

                                  AMOUNT OF                       AMOUNT OF
                                    SHARES   AMOUNT OF SHARES   SHARES OWNED
 NO.            NAME                OWNED    BEING REGISTERED AFTER OFFERING(1)
 ---            ----              ---------- ---------------- -----------------
 125 Rhaetia Investments SA(2).      150,000       150,000            --0--
 126 Richardson, Brent D.......       50,000        50,000            --0--
 127 Rubenstein, Ellis(2)......       30,000        30,000            --0--
 128 Rubenstein Family Limited
      Partnership..............      150,000       150,000            --0--
 129 Sacks, Seymour & Star.....       50,000        50,000            --0--
 130 Schottenfeld Associates,
      L.P.(12).................      280,000       280,000            --0--
 131 Schottenstein, John M.,
      Revocable Trust UAD
      3/26/91..................       25,000        25,000            --0--
 132 Schraub, Howard...........       25,000        25,000            --0--
 133 Schulte, Vincent..........       25,000        25,000            --0--
 134 Schut, Bragi E. and Jan
      H........................       50,000        50,000            --0--
 135 Schweizer, Tim............       50,000        50,000            --0--
 136 Sheinbein, Melvin M.,
      Decedent's Trust.........       50,000        50,000            --0--
 137 Shenkman, Aaron(7)........       20,000        20,000            --0--
 138 Shlenker, Marti B.........       66,666        66,666            --0--
 139 SMH Trust U/A/D 05/25/95
      Jeanie L. Howells, TTEE..        5,000         5,000            --0--
 140 Sparco Holding, Inc.......       30,000        30,000            --0--
 141 Speckman, Gary R. and
      Madeline Sue.............       25,000        25,000            --0--
 142 Staley, Henry, Trust......       25,000        25,000            --0--
 143 Stewart Geary as Trustee
      for Kyle Geary...........       33,333        33,333            --0--
 144 Stewart Geary as Trustee
      for Allison Geary........       33,333        33,333            --0--
 145 Stymiest, Mark............       35,000        35,000            --0--
 146 Tominaga, Scott H.(13)....      149,399       149,399            --0--
 147 Turner, Jess R............       25,000        25,000            --0--
 148 Thompson, Lee T. .........      199,430       104,020           95,410
 149 Vance, Tom................       58,333        58,333            --0--
 150 VSS Co., Inc. Restated
      Profit Sharing Plan &
      Trust....................       50,000        50,000            --0--
 151 WES-TEX Drilling Company..       50,000        50,000            --0--
 152 Wilkes, Daniel............       25,000        25,000            --0--
 153 William M. Beard & Lee
      Beard Charitable
      Remainder Unitrust.......       66,666        66,666            --0--
 154 Wilson, Jr., Herman T.....      100,000       100,000            --0--
                                  ----------    ----------        ---------
                                  20,187,033    18,423,861        1,763,172
                                  ==========    ==========        =========

--------
(1) Assumes sale by each Selling Security Holder of all shares registered pursuant hereto for each such Selling Security Holder's account.
(2) Represents shares of Common Stock underlying a warrant exercisable at $1.20 per share.
(3) Represents shares of Common Stock underlying a warrant exercisable at $5.00 per share.
(4) Includes 50,000 shares of Common Stock underlying a warrant exercisable at $5.00 per share.
(5) Represents shares of Common Stock underlying a warrant exercisable at $3.84 per share.
(6) Includes 5,000 shares of Common Stock underlying a warrant exercisable at $5.00 per share.
(7) Includes 20,000 shares of Common Stock underlying a warrant exercisable at $5.00 per share.
(8) Includes 100,000 shares of Common Stock underlying a warrant exercisable at $1.20 per share.
(9) Includes 800,000 shares of Common Stock underlying a warrant exercisable at $2.62 per share and 300,000 shares of Common Stock underlying a warrant exercisable at $4.50 per share.
(10) Includes 1,200,000 shares of Common Stock underlying a warrant exercisable at $2.62 per share and 200,000 shares of Common Stock underlying a warrant exercisable at $4.50 per share. Assumes exercise on a cash basis, rather than pursuant to a cashless exercise, which the holder has indicated its desire to do but which has not been finalized.
(11) Includes 173,250 shares of Common Stock underlying a warrant exercisable at $1.20 per share.
(12) Includes 30,000 shares of Common Stock underlying a warrant exercisable at $5.00 per share.
(13) Includes 50,000 shares of Common Stock underlying a warrant exercisable at $1.20 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    8
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Business..................................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Management................................................................   27
Selling Security Holders..................................................   32
Plan of Distribution......................................................   33
Certain Transactions......................................................   34
Description of Securities.................................................   35
Shares Available for Future Sale..........................................   42
Transfer Agent............................................................   43
Legal Matters.............................................................   43
Experts...................................................................   43
Schedule A--List of Selling Security Holders..............................  A-1

  UNTIL [    ], 1998 [25 DAYS AFTER THE DATE OF THIS PROSPECTUS], ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIV-ERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           18,423,861 SHARES OF
                                  COMMON STOCK

                                     [LOGO]
               [LOGO OF BOOTS & COOTS INTERNATIONAL APPEARS HERE]

                          BOOTS & COOTS INTERNATIONAL
                               WELL CONTROL, INC.

                               ----------------
                                   PROSPECTUS
                               ----------------


                                 [     ], 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

      SEC registration fee.......................................... $33,977.96
      Accounting fees and expenses.................................. $      *
      Legal fees and expenses....................................... $      *
      Printing and engraving expenses............................... $      *
      Consulting fees and expenses.................................. $      *
      Registrar and transfer agent's fees........................... $      *
      Miscellaneous fees and expenses............................... $      *
                                                                     ----------
        Total....................................................... $      *
                                                                     ==========

--------
* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Amended and Restated Certificate of Incorporation and By-laws are intended to take full advantage of the enabling provisions of the General Corporation Law of the State of Delaware ("GCLD") with respect to limiting the personal liability of its officers, directors, employees and agents. The Amended and Restated Certificate of Incorporation and By-laws provide that the Company may indemnify current and former directors, officers, employees and agents, and persons serving in similar capacities in the subsidiaries or other entities in which the Company has an interest to the fullest extent permitted by the GCLD. Thus, the Company may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors of the Company. Under the Company's By-laws, indemnification payments may only be made upon a determination that the indemnified person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. Such determination shall be made (i) by a majority of the disinterested members of the Board of Directors, (ii) by independent legal counsel in a written opinion, or (iii) by the stockholders. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

ISSUANCES IN ACQUISITIONS

  Acquisition of IWC Services. In connection with the July 29, 1997, acquisition of IWC Services, the Company issued shares of Common Stock and options and warrants to purchase Common Stock to the eight former security holders of IWC Services in exchange for their shares, options and warrants of IWC Services. The Company issued, in the aggregate, 15,502,000 shares of Common Stock of the Company; warrants to purchase up to $3,000,000 of the Company's Common Stock; and (iii) options to purchase 1,955,000 shares of the Company's Common Stock.

  The Company relied upon Section 4(2) of the Act for the issuance of the Common Stock and options and warrants to purchase Common Stock issued to the former security holders of IWC Services. The Company used no general solicitation or advertising in connection with such issuance, there were eight persons to whom such securities were offered and issued, a number of whom were accredited investors and the Company had reason to believe that each person to whom such securities were offered or issued did not intend to engage in the distribution thereof and had sufficient financial resources and knowledge and experience in financial and business matters to satisfy the requirements of such exemption.

  Acquisition of Boots & Coots. In connection with the acquisition of the operating assets of Boots & Coots on July 31, 1997, the Company issued 259,901 shares of Common Stock to Boots & Coots, L.P., an accredited investor. The Company relied upon Section 4(2) of the Act for the issuance of the Common Stock to Boots & Coots. The Company used no general solicitation or advertising in connection with such issuance, the securities were issued to a single purchaser, and the Company had reason to believe that Boots & Coots did not intend to engage in the distribution thereof.

  Acquisition of B & C Special Services, Inc. In connection with the acquisition of B & C Special Services, Inc. ("B & C Special Services") on February 20, 1998, the Company issued an aggregate of 488,136 shares of Common Stock to the four stockholders of B & C Special Services in exchange for their shares of common stock of B & C Special Services. The Company relied upon
Section 4(2) of the Act for the issuance of the Common Stock to the former security holders of B & C Special Services. The Company used no general solicitation or advertising in connection with such issuance, there were a limited number of persons to whom such securities were offered and issued, and the Company had reason to believe that each person to whom such securities were offered or issued did not intend to engage in the distribution thereof and had sufficient financial resources and knowledge and experience in financial and business matters to satisfy the requirements of such exemption.

  Acquisition of Baylor. In connection with the acquisition of the capital stock of Baylor on July 23, 1998, the Company issued 540,443 shares of Common Stock to Begemann, Inc., an accredited investor. The Company relied on Section 4(2) of the Act for the issuance of the Common Stock to Begemann, Inc. The Company used no general solicitation or advertising in connection with such issuance, the securities were issued to a single purchaser, and the Company had reason to believe that Begemann, Inc., did not intend to engage in the distribution thereof.

  Acquisition of Haz-Tech. In connection with the acquisition of the capital stock of Haz-Tech on November 10, 1998, the Company issued 269,150 shares of Common Stock to the two shareholders of Haz-Tech, each an accredited investor. The Company relied on Section 4(2) of the Act for the issuance of the Common Stock to the former shareholders of Haz-Tech. The Company used no general solicitation or advertising in connection with such issuance, the securities were issued to only two purchasers, and the Company had reason to believe that such purchasers did not intend to engage in the distribution thereof.

ISSUANCES IN CAPITAL RAISING TRANSACTIONS

  12% Senior Subordinated Notes. In September 1997, the Company offered the holders of IWC Services' 12% Senior Subordinated Notes due December 31, 2000 ("Subordinated Notes"), the opportunity for a thirty day period to convert such notes into shares of Common Stock at an effective price of $0.75 per share contingent upon the extinguishment of the warrants associated with such notes. Of the $3,000,000 of Subordinated Notes issued, $2,900,000 was converted into 3,866,653 shares of Common Stock of the Company. The holders of the remaining $100,000 Subordinated Notes outstanding were issued warrants to purchase an aggregate of 26,041 shares of Common Stock at an exercise price of $3.84 per share in connection with the acquisition of IWC Services by the Company.

  The Company relied upon Section 4(2) of the Act for the issuance of the Common Stock to the holders of the Subordinated Notes and the issuance of the warrants to the remaining Subordinated Note holders. The Company used no general solicitation or advertising in connection with such issuance, there were a limited number of persons to whom such securities were offered and issued, and the Company had reason to believe that each person to whom such securities were offered or issued did not intend to engage in the distribution thereof and had sufficient financial resources and knowledge and experience in financial and business matters to satisfy the requirements of such exemption.

  September 1997 Private Placement. In September 1997, the Company issued 7,475,000 shares of Common Stock, at a price of $1.00 per share, in a private placement to accredited investors pursuant to Rule 506 of Regulation D under the Act. In connection with such sale each purchaser completed documentation from which the Company was able to determine that such exemption was available.

  In connection with such sale, the Company paid $747,500 in offering commissions to the placement agents, as well as a nonaccountable expense allowance of $224,000 and reimbursement of expenses of legal counsel for the placement agents of $57,000. Additionally, the Company granted the placement agents in such offering warrants to purchase an aggregate of 747,500 shares of Common Stock of the Company at an exercise price of $1.20 per share. The Company relied upon Section 4(2) of the Act for the issuance of the warrants to the placement agents. In connection with the issuance of thereof, each placement agent completed documentation from which the Company was able to determine that such exemption was available.

  Unit Offering. The Company has issued 196,000 Units, each Unit consisting of one share of Redeemable Stock and one Warrant representing the right to purchase five shares of Common Stock at $5.00 per share. The Units were sold in a private placement to accredited investors pursuant to Rule 506 of Regulation D under the Act. In connection with the issuance of thereof, each purchaser completed documentation from which the Company was able to determine that such exemption was available.

  In connection with the sale of the Units, the Company paid $222,000 in offering commissions to the placement agent and reimbursed the expenses of legal counsel for the placement agents in the amount of $33,000.

  Senior Notes and Additional Senior Notes. On January 2, 1998, the Company issued 10% senior secured promissory notes due May 1, 1998 ("Senior Notes") in the aggregate principal amount of $5,000,000 to two purchasers. In March 1998, the Company issued additional 10% senior secured promissory notes due June 15, 1998 ("Additional Senior Notes") in the aggregate principal amount of $2,250,000 to the same two purchasers. The Company also issued warrants to the purchasers of the Senior Notes and Additional Senior Notes representing the right to purchase 2,500,000 shares, in the aggregate, of Common Stock.

  The Company relied upon Section 4(2) of the Act for the issuance of the Senior Notes and Additional Senior Notes. The Company used no general solicitation or advertising in connection with such issuance, there were a limited number of persons to whom such securities were offered and issued, and the Company had reason to believe that each person to whom such securities were offered or issued did not intend to engage in the distribution thereof and had sufficient financial resources and knowledge and experience in financial and business matters to satisfy the requirements of such exemption.

  Prudential Senior Notes and Prudential Subordinated Notes. On July 6, 1998, the Company issued $5,000,000 of Senior Secured Bridge Notes (the "Bridge Notes") to Prudential Securities Credit Corporation ("Prudential Credit"), which notes where subsequently repaid on July 23, 1998, in connection with the issuance to The Prudential Insurance Company of America ("Prudential") of $15,000,000 of Senior Secured Notes due January 23, 1999 (the "Prudential Senior Notes") and $30,000,000 of 11.28% Senior Subordinated Notes due July 23, 2006 (the "Prudential Subordinated Notes"). On October 28, 1998, the Prudential Senior Notes were repaid using a portion of the proceeds from a revolving credit facility with Comerica Bank-Texas.

  In connection with the purchase of the Prudential Subordinated Notes, the Company issued a warrant to Prudential representing the right to purchase 3,165,396 shares of Common Stock of the Company at an exercise price of $6.70 per share (the "Prudential Warrant"), subject to anti-dilution protection and adjustments under certain circumstances. The Prudential Warrant is not exercisable until after July 23, 2000 and terminates on the later of July 23, 2008, or six months after the date the Prudential Subordinated Notes are fully retired.

  The Company relied on Section 4(2) of the Act for the issuance of the Bridge Notes, Prudential Senior Notes, Prudential Subordinated Notes and the Prudential Warrant. The Company used no general solicitation or advertising in connection with each issuance, the securities were issued in separate transactions to a single "institutional" investor, and the Company had reason to believe that neither Prudential Credit nor Prudential intended to engage in the distribution thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

 EXHIBIT
   NO.                                  DOCUMENT
 -------                                --------
   3.01  --Amended and Restated Certificate of Incorporation (1)
   3.02  --Amendment to Certificate of Incorporation (1)
   3.03  --Amended Bylaws (1)
   4.01  --Specimen Certificate for the Registrant's Common Stock (1)
   4.02  --Form of 12% Senior Subordinated Notes due December 31, 2000 (1)
   4.03  --Form of Noteholders' Warrants to Purchase $3,000,000 of Common Stock
         (1)
   4.04  --Form of Employees Option to Purchase 690,000 Shares of Common Stock
         (1)
   4.05  --Form of Contractual Options to Purchase 1,265,000 Shares of Common
         Stock (1)
   4.06  --Certificate of Designation of 10% Junior Redeemable Convertible
         Preferred Stock (3)
 **5.01  --Opinion of Brown, Parker & Leahy, L.L.P.
   9.01  --Voting Trust Agreement between Larry H. Ramming, Raymond Henry,
          Richard Hatteberg, Danny Clayton and Brian Krause (as amended) (2)
  10.01  --Alliance Agreement between IWC Services, Inc. and Halliburton Energy
          Services, a division of Halliburton Company (1)
  10.02  --Executive Employment Agreement of Larry H. Ramming (1)
  10.03  --Executive Employment Agreement of Raymond Henry (1)
  10.04  --Executive Employment Agreement of Brian Krause (1)
  10.05  --Executive Employment Agreement of Richard Hatteberg (1)
  10.06  --Executive Employment Agreement of Danny Clayton (1)
  10.07  --Security Agreement and Financing Statement with Main Street/Geneva
         (2)
  10.08  --First Amendment to Security Agreement (assigned to Prudential) (2)
         --Stock Pledge Agreement with Main Street/Geneva (assigned to
  10.09  Prudential) (2)
         --First Amendment to Stock Pledge Agreement (assigned to Prudential)
  10.10  (2)
  10.11  --Form of Warrant issued to Main Street/Geneva (2)
  10.12  --Form of Registration Rights Agreement with Main Street/Geneva (2)
  10.13  --Form of First Amendment to Registration Rights Agreement (2)
  10.14  --1997 Incentive Stock Plan (2)
  10.15  --Outside Directors' Option Plan (2)
  10.16  --Executive Compensation Plan (2)
  10.17  --Halliburton Center Sublease (2)
  10.18  --Camac Plaza Sublease (2)
  10.19  --Senior Loan Agreement dated July 6, 1998, between Boots & Coots
          International Well Control, Inc., and Prudential Securities Credit
          Corporation. (4)
  10.20  --First Amendment to Senior Loan Agreement (Bridge Facility) dated
          July 23, 1998, between Boots & Coots International Well Control,
          Inc., and The Prudential Insurance Company of America. (4)
  10.21  --Subordinated Note and Warrant Purchase Agreement dated July 23,
          1998, between Boots & Coots International Well Control, Inc., and The
          Prudential Insurance Company of America. (4)
  10.22  --Registration Rights Agreement dated July 23, 1998, between Boots &
          Coots International Well Control, Inc., and The Prudential Insurance
          Company of America. (4)
  10.23  --Participation Rights Agreement dated July 23, 1998, by and among
          Boots & Coots International Well Control, Inc., The Prudential
          Insurance Company of America and certain stockholders of Boots &
          Coots International Well Control, Inc. (4)
  10.24  --Common Stock Purchase Warrant dated July 23, 1998. (4)
  10.25  --Loan Agreement dated October 28, 1998, between Boots & Coots
          International Well Control, Inc. and Comerica Bank-Texas. (5)

 EXHIBIT
   NO.                                  DOCUMENT
 -------                                --------
  10.26  --Security Agreement dated October 28, 1998, between Boots & Coots
          International Well Control, Inc. and Comerica Bank-Texas. (5)
  10.27  --Amendment No.1 to Subordinated Note and Warrant Purchase Agreement
          between Boots & Coots International Well Control, Inc., and The
          Prudential Insurance Company of America. (5)
  11.01  --Computation of Per Share Earnings (2)
  21.01  --List of subsidiaries (3)
 *23.01  --Consent of Hein + Associates LLP
 *23.02  --Consent of Arthur Andersen LLP
 *23.03  --Consent of KPMG Peat Marwick LLP
  23.04  --Consent of Brown, Parker & Leahy, L.L.P. (included in Exhibit 5.01)
  24.01  --Power of Attorney (included on Signature Page)

--------
 *  Filed herewith.
** To be filed by amendment.
(1) Incorporated herein by reference to the corresponding exhibit in the Registrant's Form 8-K filed with the Commission on August 13, 1997.
(2) Incorporated herein by reference to the corresponding exhibit in the Registrant's Report on Form 10-KSB for the six-month transition period ended December 31, 1997 filed with the Commission on March 31, 1998.
(3) Incorporated herein by reference to the corresponding exhibit in the Registrant's Report on Form 10-QSB for the quarter ended March 31, 1998, filed with the Commission on May 19, 1998.

(4) Incorporated herein by reference to the corresponding exhibit in the Registrant's Form 8-K filed with the Commission on August 7, 1998.

(5) Incorporated herein by reference to the corresponding exhibit in the Registrant's Form 10-Q filed with the Commission on November 16, 1998.

ITEM 17. UNDERTAKINGS

(a) INDEMNIFICATION

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) UNDERTAKINGS REQUIRED BY REGULATION S-K, ITEM 512:

  The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


    2. To treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    4. For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus, to provide such interim financial information.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on December 11, 1998.

                                       Boots & Coots International Well
                                        Control, Inc.

                                       By:   /s/ Larry H. Ramming
                                         CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry H. Ramming and Thomas L. Easley, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                      TITLE                   DATE

By:  /s/ Larry H. Ramming            Chief Executive
  --------------------------------    Officer and            December 11, 1998
         Larry H. Ramming             Director

By:  /s/ Thomas L. Easley            Chief Financial
  --------------------------------    Officer and            December 11, 1998
         Thomas L. Easley             Director

By:  /s/ David G. Williams           Controller
  --------------------------------                           December 11, 1998
         David G. Williams

By:  /s/   Brian Krause
  --------------------------------   President of IWC        December 11, 1998
           Brian Krause               Services, Inc., and
                                      Director

By:  /s/    Kirk Krist               Director
  --------------------------------                           December 11, 1998
            Kirk Krist

By:  /s/   Doug Johnson              Director
  --------------------------------                           December 11, 1998
           Doug Johnson

By:  /s/ Jerry Winchester
  --------------------------------   President of Boots &    December 11, 1998
         Jerry Winchester             Coots Group and
                                      Director